Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 15, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, November 14 2006, entitled “VODAFONE ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006”.

VODAFONE GROUP PLC	Embargo:
Not for publication
VODAFONE ANNOUNCES RESULTS FOR	before 07:00 hours
THE SIX MONTHS ENDED 30 SEPTEMBER 2006	14 November 2006

Highlights(1):

•        Group revenue of £15.6 billion, with organic growth of 4.1%

•        Profit before taxation for the period increased to £4.8 billion before impairment charges of £8.1 billion.  Loss before taxation was £3.3 billion

•        Adjusted basic earnings per share increased by 17.7% to 5.98 pence, including the benefit from an interim adjusted effective tax rate of 29.2%.  Basic loss per share from continuing operations of 8.02 pence

•        Free cash flow from continuing operations of £3.0 billion and net cash inflow from operating activities from continuing operations of £4.8 billion, after net taxation paid of £1.2 billion

•        Interim dividend per share increased by 6.8%, to 2.35 pence, giving a pay out of £1.2 billion

Outlook summary(2):

•        No change to the full year organic proportionate mobile revenue growth range of 5% to 6.5% and proportionate organic mobile EBITDA margin expectations of around 1 percentage point lower than last year

•        Free cash flow from continuing operations outlook increased to an expected range of £4.7 billion to £5.2 billion due to the delayed settlement of certain long-standing tax issues

•        Capitalised fixed asset additions outlook unchanged with a range of £4.2 billion to £4.6 billion

•        Full year adjusted effective tax rate expected to be lower than previously indicated at around 30%.  Longer term percentage rate now expected to be in the low 30’s

(1)     See page 4 for Group Financial and Operating Highlights, page 40 for use of non-GAAP financial information and page 41 for definition of terms

(2)     See page 39 for a cautionary statement on Forward-Looking Statements

Arun Sarin, Chief Executive, commented:

“These results show that Vodafone is on track to deliver on its key targets for the current financial year.  Competitive and regulatory pressures in the European region have been offset by strong performances in our developing markets and the United States.  We have also made good progress since May in the execution of our new strategy and the response to our new products and services has been very encouraging.”

CHIEF EXECUTIVE’S STATEMENT

Vodafone has announced first half results showing progress in very competitive markets. Despite the pressures from competition and regulation, we continue to execute the strategy laid out to shareholders in May and are on track to meet our full year targets.

We have a unique franchise of international customers, with over 191 million proportionate mobile customers, of whom 147 million are in controlled or jointly controlled entities.

Proportionate mobile revenue for the first half of this financial year increased by 6% on an organic basis.  The Europe region remains very competitive with flat organic growth year on year.  Of our four principal markets, Germany, Italy and the UK saw declining total revenue after taking into account the impact of termination rate cuts, whilst Spain continued its strong progress, posting another period of double digit top line growth.  Our high growth markets in the EMAPA region continued to perform well, growing organically at 13.7% year on year.  Together with the US, where Verizon Wireless revenue grew 18.2% year on year in local currency, this strong performance helped to offset the lower growth in our more established markets.

Proportionate mobile EBITDA margins on an organic basis were only slightly lower year on year, though the mobile EBITDA margin is expected to fall by a larger amount year on year in the second half of the 2007 financial year.

Free cash flow from continuing operations was slightly lower at £3.0 billion in the first half of the financial year; a 6.9% increase in operating free cash flow was offset by higher tax payments of £1.2 billion.

Higher interest rates, along with pricing and continued regulatory pressures in the German market, led to an impairment charge of £8.1 billion in the total carrying value of goodwill in respect of our German and Italian operations.

In May this year, we announced five core strategic goals to drive forwards the financial and operating results of the Company:

Revenue stimulation and cost reduction in Europe

In our mature European markets, we are fighting the twin pressures of price erosion and regulation.  The core strategy in this region is to stimulate revenue and cut costs.

Average monthly voice usage per customer in Europe is still below 150 minutes.  Central to stimulating revenue is driving fixed to mobile substitution with larger minute bundles and innovative tariffs, prepaid to contract migrations and targeted promotions.  In Germany and the UK, new larger and better value bundles have been launched, maintaining competitiveness in the respective marketplaces.  In Italy, revenue declines appear to be stabilising following a successful summer promotion.  We are targeting fixed to mobile substitution through Vodafone At Home and similar offerings in Germany, Italy, the UK, Greece, Hungary and Portugal.  Expansion of this offering will occur, with a further three countries expected to launch by the end of the current financial year.  Building on our success in business, we continue to deliver leading edge services, such as Oficina Vodafone in Spain and applications using the benefits of mobile broadband following the introduction of HSDPA.

Progress has also been made on core cost reduction programmes which will demonstrate benefits over time.  In outsourcing, we have chosen EDS and IBM to manage application development and maintenance services in a global IT outsourcing deal, which is expected to deliver 25% to 30% unit cost savings within three to five years.  We continue to look at the cost of owning and maintaining networks, with recent announcements including 2G and 3G network sharing in Spain and entering into discussions on network sharing in the Czech Republic.  We have also announced quicker than expected progress on data centre consolidation in Europe, where we expect to save costs of around 25% to 30% in two to three years.

Deliver strong growth in emerging markets

Our focus in emerging markets is to build on our strong track record of creating value, having delivered strong performances over time in markets such as Egypt and South Africa.  This has continued in the first half of this financial year, with organic service revenue growth of 40.2% in Egypt and 20.8% in South Africa.

Our more recent acquisitions are performing very well, with first half year on year organic service revenue growth of 31.3% in Romania and 14.4% in the Czech Republic.  In Turkey, we are very pleased with progress and the company is performing well ahead of its acquisition business plan.  In India, organic revenue growth was greater than 50%.  All of these performances are ahead of our expectations at the time of each acquisition.

Innovate and deliver on our customers’ total communications needs

As customer needs are evolving, we are providing a sub-segment of our customer base with fixed broadband connectivity as part of a total telecommunications solution.  This type of service will typically be provided using wholesale relationships with infrastructure providers and we have announced deals with BT in the UK, Fastweb in Italy and Arcor in Germany.

We are continuing to develop a mobile advertising revenue stream and in this respect we have announced today our intent to partner with Yahoo! in the UK.  We are also developing products and services which will integrate the mobile and PC environments.

We will continue to pursue a mobile centric approach, focusing on the core benefits to customers of mobility and personalisation, and will resell fixed line technologies only according to customer needs.

Actively manage our portfolio to maximise returns

Vodafone will seek to invest only where we can generate superior returns for our shareholders in markets that offer a strong local position, with a focus on specific regions.

In keeping with this strategy, in the first half of the financial year we closed the sale of Vodafone Japan and recently completed the sale of our 25% stake in Proximus in Belgium for cash proceeds of €2 billion.  For Proximus, this represented a good exit price with an enterprise value of 7.2 times forecast EBITDA for the current financial year.  Most recently, we announced the proposed acquisition of up to a further 4.9% of Vodafone Egypt, increasing our exposure to this high growth market.  We will continually review the countries in which we operate going forward.

Align capital structure and shareholder returns policy to strategy

In May this year, we outlined a new capital structure and returns policy commensurate with the operational strategy of the business.  As a result, we are now targeting a low single A credit rating.

The Board also announced a targeted annual 60% payout of adjusted earnings per share in the form of dividends.  We are announcing an interim dividend of 2.35 pence, up by 6.8% when compared to last year.

Having returned over £19 billion to shareholders, excluding dividends, in the last two financial years, we have no current plans for further share purchases or other one-off returns.

Prospects for the current year

Revenue progression remains in line with expectations and the Group continues to expect organic growth in proportionate mobile revenue to be in the range of 5% to 6.5% and proportionate mobile EBITDA margins to be around 1 percentage point lower than the 2006 financial year on an organic basis.

Free cash flow from continuing operations on an underlying basis is still expected to be in the range of £5.2 billion to £5.7 billion.  As a result of a delay in the settlement of certain items, payments in respect of long standing tax issues are expected to be around £0.5 billion for this financial year, leading to an expected range of £4.7 billion to £5.2 billion for reported free cash flow from continuing operations.

Summary

We are successfully executing a clear five point strategy to provide long term value creation for our shareholders.  The financial results for the first six months highlight that we are on track to deliver on our key full year targets.  We will continue to deliver real value to customers that will enable us to achieve our targets in the face of tough competition and regulatory pressures.

Arun Sarin

GROUP FINANCIAL AND OPERATING HIGHLIGHTS

			2006		2005		Change %
Continuing operations(1)(2):		Page	£m		£m		Reported	Organic
Financial information

Revenue		21	15,594		14,548		7.2	4.1

Operating (loss)/profit		21	(2,952)		4,286

(Loss)/profit before taxation		21	(3,330)		3,911

(Loss)/profit for the period		21	(4,548)		2,629

Basic (loss)/earnings per share (pence)		21	(8.02	)p	4.07p

Capitalised fixed asset additions			1,824		1,750		4.2

Net cash flow from operating activities		19	4,840		5,227		(7.4)

Performance reporting(3)

Group EBITDA		7	6,242		5,907		5.7	2.8

Adjusted operating profit		7	5,141		4,782		7.5	7.4

Adjusted profit before tax		17	4,724		4,558		3.6

Adjusted effective tax rate		17	29.2%		31.5%

Adjusted profit for the period attributable to equity shareholders		29	3,441		3,237		6.3

Adjusted basic earnings per share (pence)		29	5.98p		5.08	p	17.7

Free cash flow		19	2,955		3,252		(9.1)

Net debt at 30 September		19	20,229		13,421		50.7

			2006		2005		Change %
Continuing operations(1)(2):		Page	Million		Million		Reported	Organic
Operational	(4)(5)

Vodafone live! - Closing active devices		44	30.7		22.2		38.3

Closing 3G registered devices		44	10.9		3.3		230.3

Closing Vodafone Mobile Connect data cards			1.0		0.6		66.7

Mobile voice usage (minutes)		48	112,649		84,077		34.0	18.2

The interim results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) and adopted for use in the European Union (“EU”).

This interim results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures.  They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure.  Further disclosures are provided under “Use of Non-GAAP Financial Information” on page 40.

See page 41 for definition of terms

(1)     Excluding the results of discontinued operations. See note 9 to the interim consolidated financial statements

(2)     Amounts presented as at 30 September or for the six months then ended

(3)     These measures are stated excluding impairment losses, non-recurring amounts related to business acquisitions and disposals, changes in the fair value of equity put rights and similar arrangements and net foreign exchange gains and losses on certain financial instruments and intercompany borrowings

(4)     Cumulative number as at 30 September

(5)     Figures represent 100% of subsidiary information and a pro-rata share in joint ventures

GROUP PROPORTIONATE INFORMATION

	2006	2005	Change %
	£m	£m	£	Organic
Financial Information

Revenue
Europe
- Germany	2,827	2,913	(3.0)
- Italy	2,174	2,240	(2.9)
- Spain	2,268	1,968	15.2
- UK	2,549	2,568	(0.7)
- Other Europe	2,230	2,457	(9.2)
Less: revenue between Europe operations	(218)	(197)
	11,830	11,949	(1.0)	0.6
EMAPA
- Subsidiaries and joint ventures	2,867	1,865	53.7
- Associated undertakings and investments	6,712	6,092	10.2
Less: revenue between EMAPA operations	(6)	(5)
	9,573	7,952	20.4	13.7

Other(1)	606	528	14.8
Eliminations	(112)	(114)

Group – Continuing operations	21,897	20,315	7.8	6.2

Mobile operations – Continuing operations	21,263	19,798	7.4	6.0
EBITDA
Europe
- Germany	1,263	1,353	(6.7)
- Italy	1,128	1,207	(6.5)
- Spain	813	721	12.8
- UK	785	781	0.5
- Other Europe	819	849	(3.5)
	4,808	4,911	(2.1)	(1.6)
EMAPA
- Subsidiaries and joint ventures	988	657	50.4
- Associated undertakings and investments	2,689	2,344	14.7
	3,677	3,001	22.5	17.5
Other(1)	301	243	23.9

Group - Continuing operations	8,786	8,155	7.7	6.2

Mobile operations - Continuing operations	8,656	8,090	7.0	5.6

			Percentage	Percentage
			Points	Points
EBITDA margin
Europe
- Germany	44.7%	46.4%	(1.7)
- Italy	51.9%	53.9%	(2.0)
- Spain	35.8%	36.6%	(0.8)
- UK	30.8%	30.4%	0.4
- Other Europe	36.7%	34.6%	2.1
	40.6%	41.1%	(0.5)
EMAPA
- Subsidiaries and joint ventures	34.5%	35.2%	(0.7)
- Associated undertakings and investments	40.1%	38.5%	1.6
	38.4%	37.7%	0.7
Group EBITDA margin - Continuing operations	40.1%	40.1%	–	–
Mobile EBITDA margin - Continuing operations	40.7%	40.9%	(0.2)	(0.1)

(1) Other operations include the Group’s fixed line operator in Germany, Arcor, and common functions which represent revenue from Partner Markets and unallocated central Group income and expenses
Proportionate information is presented and calculated on the basis described on page37. See page 41 for definition of terms

	2006	2005	Change %
	Million	Million	Reported	Organic
Mobile customers

Net proportionate customer additions(1)	12.0	10.1	18.8

Proportionate customers at 30 September	191.6	156.3	22.6	13.9

(1)      Excludes additions from acquisitions and stake changes and the impact of a change in the application of the disconnection policy.  Further analysis is provided on page 43

Customers are presented for continuing operations.  See page 41 for definition of terms

OUTLOOK

Please see “Forward-Looking Statements” on page 39, “Use of non-GAAP financial information” on page 40 and definition of terms on page 41.

2007 financial year Outlook
Organic proportionate mobile revenue growth(1)	5% to 6.5%
Organic proportionate mobile EBITDA margin(1)	Around 1 percentage point lower than 2006 financial year
Free cash flow from continuing operations*	£4.7 to £5.2 billion
Capitalised fixed asset additions	£4.2 to £4.6 billion
Adjusted effective tax rate(2)	Around 30%

* Stated after an estimated £0.5 billion of tax payments, including associated interest, in respect of a number of long standing tax issues
(1) Assumes constant exchange rates and excludes the impact of business acquisitions and disposals for the financial measures and adjusted to reflect like-for-like ownership levels in both years
(2) See page 17 for adjusted effective tax rate calculation

For the year ending 31 March 2007 (“2007 financial year”)

The Group continues to expect organic growth in proportionate mobile revenue to be in the range of 5% to 6.5%.

Proportionate mobile EBITDA margin is also still expected to be around 1 percentage point lower than the year ending 31 March 2006 (“2006 financial year”) on an organic basis, excluding the impact of any one-off business restructuring costs.

In line with the outlook provided on 30 May 2006, proportionate mobile EBITDA margin is expected to fall by a larger amount year on year for the second half of the 2007 financial year than for the first half of the 2007 financial year.  This is primarily as a result of the timing of commercial initiatives, including pricing changes, in Europe and in particular in Germany and the UK.

The Group expects capitalised fixed asset additions to still be in the range of £4.2 billion to £4.6 billion, which is higher than the 2006 financial year due to the effect of recently completed acquisitions and disposals and the Group’s rollout of HSDPA.

Free cash flow from continuing operations is still anticipated to be in the range of £5.2 billion to £5.7 billion before tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues.  Due to a delay in the settlement of some of these issues, tax payments and associated interest in the current financial year are now expected to be approximately £0.5 billion, giving an expected range of £4.7 billion to £5.2 billion for reported free cash flow from continuing operations.  The Group still expects significant cash tax and associated interest payments over the next few years in respect of these long standing issues, although certain settlements may be later than previously anticipated.

The effective tax rate for the year is expected to be similar to the 2006 financial year at around 30%, slightly higher than in the first half of the financial year due to the net benefit of one-off items recorded in full in the first half.  The Group now expects its longer term effective tax rate percentage to be in the low 30’s, having previously anticipated this in the mid 30’s.

The Group continues to maintain its existing provision in respect of the ongoing enquiry by HM Revenue & Customs with regard to the application of the UK Controlled Foreign Company (“CFC”) legislation to the Group, as described in the Group’s Annual Report for the year ended 31 March 2006.  A recent judgment in a similar case in the European Court of Justice has provided guidance to the UK courts and whilst it may be some time before the enquiry is finally resolved, the Group has not made any additional provision.

For the year ending 31 March 2008 (“2008 financial year”)

In order to simplify its financial reporting and improve understanding of its results, the Group will be moving to a single basis of statutory reporting and will no longer provide proportionate financial information with effect from the 2008 financial year.  The Group’s outlook statement will also change to reflect only statutory financial measures.  The full outlook for the 2008 financial year will be provided with the preliminary results of the 2007 financial year in May 2007.

Revenue stimulation and cost reduction

The Group continues to anticipate delivering benefits through its One Vodafone initiatives equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year, which the Group is measuring in Germany, Italy, Spain and the UK against its principal competitors.

Capitalised fixed asset additions are expected to be 10% of revenue in the 2008 financial year for the total of the Group’s Europe region and common functions, which will require reducing expenditure in that year by approximately £400 million to £500 million when compared with the 2006 financial year.

Assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals, the Group expects operating expenses to be broadly stable in the 2008 financial year when compared with the 2006 financial year for the total of its Europe region and common functions, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

BUSINESS REVIEW

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006.  The following results are presented for continuing operations in accordance with the new organisation structure.  Europe includes the results of the Group’s mobile operations in Western Europe, while EMAPA includes the Group’s operations in Eastern Europe, the Middle East, Africa, Asia and the Pacific area and the Group’s associates.  Other operations comprise the Group’s common functions and its fixed line business in Germany.

	Europe	EMAPA	Other	Eliminations	2006	2005	%	change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	9,006	2,436	–	(72)	11,370	10,771	5.6	2.4
Messaging revenue	1,458	331	–	(3)	1,786	1,613	10.7	6.3
Data revenue	603	56	–	(9)	650	504	29.0	30.0
Fixed line and DSL revenue	–	34	706	(14)	726	603	20.4	14.0
Total service revenue	11,067	2,857	706	(98)	14,532	13,491	7.7	4.4
Acquisition revenue	457	176	–	–	633	603	5.0
Retention revenue	174	8	–	–	182	202	(9.9)
Other revenue	132	34	86	(5)	247	252	(2.0)
Total revenue	11,830	3,075	792	(103)	15,594	14,548	7.2	4.1
Interconnect costs	(1,760)	(520)	(172)	98	(2,354)	(2,256)	4.3	1.8
Other direct costs	(780)	(353)	(121)	5	(1,249)	(1,032)	21.0	10.5
Acquisition costs	(1,158)	(313)	(40)	–	(1,511)	(1,418)	6.6	4.5
Retention costs	(763)	(91)	(43)	–	(897)	(924)	(2.9)	(2.1)
Operating expenses	(2,561)	(698)	(82)	–	(3,341)	(3,011)	11.0	8.1
EBITDA	4,808	1,100	334	–	6,242	5,907	5.7	2.8
Acquired intangibles amortisation	(8)	(189)	–	–	(197)	(52)	278.8
Purchased licence amortisation	(443)	(24)	–	–	(467)	(471)	(0.8)
Depreciation and other amortisation	(1,365)	(364)	(115)	–	(1,844)	(1,773)	4.0
Share of result in associates	2	1,405	–	–	1,407	1,171	20.2	23.6
Adjusted operating profit	2,994	1,928	219	–	5,141	4,782	7.5	7.4
Adjustments for:
- Impairment losses	(8,100)	–	–	–	(8,100)	(515)
- Other	–	–	1	–	1	-
- Non-operating income of associates	–	6	–	–	6	19
Operating (loss)/profit	(5,106)	1,934	220	–	(2,952)	4,286

GROUP RESULTS

Revenue increased by 7.2% to £15,594 million for the six months ended 30 September 2006, resulting from organic growth of 4.1% and the impact from the acquisitions in the Czech Republic, Turkey and India, the stake increases in Romania and South Africa and the disposal of the Group’s operations in Sweden of 3.4%, partially offset by the impact of unfavourable movements in exchange rates of 0.3%.

The EMAPA region accounted for more than 70% of the organic growth in revenue, with the Europe region and other operations also growing organically, whilst the EMAPA region accounted for all the growth in reported revenue.

Adjusted operating profit increased by 7.5% to £5,141 million, with organic growth of 7.4%.  The EMAPA region achieved organic growth of 26.1%, partially offset by a decline in profitability in the Europe region due to the challenges of increased competition, high penetration and termination rate cuts.  Unfavourable exchange rate movements reduced reported growth for the Group by 0.5%, whilst the net impact of acquisition and disposal activity and the classification of the Group’s associated undertaking in Belgium as held for sale following announcement on 25 August 2006 of the agreement to sell the Group’s 25% interest in Proximus to Belgacom, improved reported growth by 0.6%.

The Group recorded an impairment charge of £8,100 million in relation to the carrying value of goodwill in the Group’s operations in Germany (£6,700 million) and Italy (£1,400 million) following an increase in long term interest rates, along with increased price competition and continued regulatory pressures in the German market.  The increase in long term interest rates, which led to higher discount rates, resulted in a reduction in value of £3,700 million.  The impairment charge was the primary reason for the operating loss of £2,952 million for the current period compared with an operating profit of £4,286 million for the six months to 30 September 2005.

EUROPE

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2006
Voice revenue	2,114	1,732	1,738	1,846	1,743	(167)	9,006	(2.4)	(0.7)
Messaging revenue	386	275	190	365	256	(14)	1,458	2.9	3.7
Data revenue	190	89	122	134	91	(23)	603	27.2	29.1
Total service revenue	2,690	2,096	2,050	2,345	2,090	(204)	11,067	(0.4)	1.1
Acquisition revenue	71	57	153	120	56	–	457	(5.6)
Retention revenue	17	20	62	29	46	–	174	(12.1)
Other revenue	49	1	3	55	24	–	132	(12.0)
Total revenue	2,827	2,174	2,268	2,549	2,216	(204)	11,830	(1.0)	0.6
Interconnect costs	(363)	(326)	(349)	(489)	(437)	204	(1,760)	(3.1)	(1.1)
Other direct costs	(167)	(111)	(174)	(209)	(119)	–	(780)	5.0	6.4
Acquisition costs	(274)	(114)	(323)	(292)	(155)	–	(1,158)	(1.9)	0.6
Retention costs	(182)	(62)	(183)	(186)	(150)	–	(763)	(9.6)	(7.7)
Operating expenses	(578)	(433)	(426)	(588)	(536)	–	(2,561)	4.4	7.7
EBITDA	1,263	1,128	813	785	819	–	4,808	(2.1)	(1.6)
Acquired intangibles amortisation	–	–	–	(4)	(4)	–	(8)	166.7
Purchased licence amortisation	(172)	(37)	(34)	(166)	(34)	–	(443)	–
Depreciation and other amortisation	(367)	(252)	(194)	(297)	(255)	–	(1,365)	(4.6)
Share of result in associates	–	–	–	–	2	–	2	(33.3)
Adjusted operating profit	724	839	585	318	528	–	2,994	(1.5)	(2.7)

EBITDA margin	44.7%	51.9%	35.8%	30.8%	37.0%	40.6%

Six months ended 30 September 2005
Voice revenue	2,225	1,816	1,546	1,864	1,923	(148)	9,226
Messaging revenue	408	262	162	334	253	(2)	1,417
Data revenue	128	81	89	119	84	(27)	474
Total service revenue	2,761	2,159	1,797	2,317	2,260	(177)	11,117
Acquisition revenue	72	46	123	152	91	–	484
Retention revenue	31	30	47	31	59	–	198
Other revenue	49	5	1	68	27	–	150
Total revenue	2,913	2,240	1,968	2,568	2,437	(177)	11,949
Interconnect costs	(394)	(366)	(323)	(438)	(472)	177	(1,816)
Other direct costs	(144)	(122)	(155)	(180)	(142)	–	(743)
Acquisition costs	(251)	(85)	(246)	(368)	(231)	–	(1,181)
Retention costs	(211)	(71)	(161)	(230)	(171)	–	(844)
Operating expenses	(560)	(389)	(362)	(571)	(572)	–	(2,454)
EBITDA	1,353	1,207	721	781	849	–	4,911
Acquired intangibles amortisation	–	–	–	(2)	(1)	–	(3)
Purchased licence amortisation	(171)	(37)	(34)	(166)	(33)	–	(441)
Depreciation and other amortisation	(407)	(247)	(158)	(293)	(326)	–	(1,431)
Share of result in associates	–	–	–	–	3	–	3
Adjusted operating profit	775	923	529	320	492	–	3,039

EBITDA margin	46.4%	53.9%	36.6%	30.4%	34.8%		41.1%

	%	%	%	%	%
Change at constant exchange rates
Voice revenue	(5.4)	(5.1)	11.9	(1.0)	(9.8)
Messaging revenue	(5.8)	4.8	16.6	9.3	0.4
Data revenue	48.4	8.3	36.2	12.6	8.3
Total service revenue	(3.0)	(3.4)	13.5	1.2	(8.0)
Acquisition revenue	(1.7)	22.5	24.4	(21.1)	(39.6)
Retention revenue	(46.4)	(32.7)	29.9	(6.5)	(22.0)
Other revenue	0.3	(85.1)	–	(19.1)	(11.1)
Total revenue	(3.4)	(3.4)	14.7	(0.7)	(9.6)
Interconnect costs	(8.4)	(11.3)	7.6	11.6	(7.8)
Other direct costs	15.2	(9.3)	11.6	16.1	(16.2)
Acquisition costs	8.9	32.2	30.6	(20.7)	(33.5)
Retention costs	(14.3)	(13.2)	13.2	(19.1)	(12.8)
Operating expenses	2.8	10.9	16.9	3.0	(7.0)
EBITDA	(7.0)	(7.0)	12.2	0.5	(4.0)
Acquired intangibles amortisation	–	–	–	100.0	–
Purchased licence amortisation	–	–	–	–	300.0
Depreciation and other amortisation	(11.0)	(1.7)	18.0	1.4	(22.5)
Share of result in associates	–	–	–	–	–
Adjusted operating profit	(6.9)	(9.3)	10.0	(0.6)	7.3

EBITDA margin movement	(1.7)	(2.0)	(0.8)	0.4	2.2

		Germany	Italy	Spain	UK	Other	Europe
KPIs
Closing customers (‘000)	- 2006	29,622	19,337	14,024	16,287	16,257	95,527
	- 2005	28,259	17,884	12,418	15,764	16,630	90,955

Average monthly ARPU	- 2006	€22.3	€27.3	€35.9	£24.1	£21.9
	- 2005	€24.4	€30.1	€37.1	£24.9	£23.5

Annualised blended churn (%)	- 2006	21.4%	21.3%	28.9%	35.2%	26.3%
	- 2005	18.5%	18.0%	21.2%	32.7%	23.7%

Closing 3G devices (‘000)	- 2006	2,724	2,830	1,739	1,348	1,726	10,367
	- 2005	815	1,044	315	438	695	3,307

Voice usage (millions of minutes) - 2006		15,593	15,737	14,511	14,786	14,120	74,747
	- 2005	12,784	14,337	11,507	13,747	13,927	66,302

See page 41 for definition of terms

The Europe region continues to be a challenging environment as a result of intense competition from established mobile operators and new market entrants, coupled with penetration rates exceeding 100% in many markets, and continuing regulator-imposed rate reductions on incoming calls. The strategy for the region is, therefore, to focus on stimulating additional voice and data usage in a way that enhances customer value and revenue. This includes extending the current mobile only offering by innovating and delivering total communications solutions, whilst continuing to leverage regional scale to reduce the cost structure.

Revenue

Total revenue fell slightly in the six months ended 30 September 2006, consisting of a 0.6% growth on an organic basis and a 0.4% impact from favourable exchange rate movements, offset by a 2.0% decline following the disposal of the Group’s operations in Sweden in January 2006. The organic growth in total revenue arose from a 7.9% increase in the average customer base, driven by competitively priced tariffs, successful promotions and innovative services, partially offset by pressures on pricing and termination rate cuts. The estimated impact of termination rate cuts and other non-recurring adjustments on the growth in total revenue in the current period is as follows:

	Total revenue growth at constant exchange rates %	Impact of disposals %	Estimated impact of termination rate cuts and other adjustments(1) on total revenue growth %	Underlying total revenue growth %	Underlying service revenue growth %

Germany	(3.4)	-	3.6	0.2	0.7
Italy	(3.4)	-	6.5	3.1	3.3
Spain	14.7	-	4.9	19.6	18.9
UK	(0.7)	-	0.3	(0.4)	1.6
Other Europe	(9.6)	9.8	3.2	3.4	5.0
Europe - Total	(1.4)	2.0	3.6	4.2	5.0

Note:

(1)     Revenue for certain arrangements is now presented net of associated direct costs

Service revenue increased by 1.1% on an organic basis due to growth in the customer base, which was partially offset by a decline in ARPU. Reported growth showed a slight decline, with strong growth in Spain and certain markets in Other Europe offset by slight declines in Germany and Italy.

Competitive offerings have contributed to the growth in average customers in Europe, with particularly strong rises in Spain and Greece, with the former also benefiting from favourable mobile number portability results. A continuing focus on customer retention has led to contract churn falling in many markets, whilst prepaid churn has risen due to intensified competition from existing network operators and new virtual network operators, as well as being influenced by customer self-upgrades in a number of markets. In Spain and Other Europe, churn has been impacted by certain one-off adjustments from a change in the application of the Group’s policy on customer disconnections. Excluding the resulting one-off disconnections, blended churn would have been 20.3% and 24.5% for Spain and Other Europe, respectively.

The service revenue growth in Spain resulted from the increase in the average customer base, up 16.9% in the period, driven by successful promotions and competitive tariffs, targeted at both the consumer and business segments. This growth was complemented by a strong handset portfolio which has resulted in more than 60% of gross additions joining as 3G customers, and led to a market leading share of net additions in the first half of the financial year. In Other Europe, service revenue growth was 2.1% excluding the impact of the disposal of Sweden, mainly due to service revenue growth in Greece and Portugal of 4.0% and 5.1% respectively, in local currency, primarily resulting from increases in respective customer bases, offset by a small decline in the Netherlands, principally from the impact of a termination rate cut. The decreases in service revenue experienced in Germany and Italy were driven by termination rate cuts and the impact of competition. The underlying trend was relatively stable in Germany, whilst in Italy the trend improved when comparing year on year growth in the second quarter of the period to the first quarter. Voice usage in Italy benefited from a successful summer promotion for which 2.8 million customers registered. The voice promotion allowed customers to make free voice calls to other Vodafone customers for a monthly fee.

Both Germany and the UK recently announced tariff changes to maintain competitiveness in their respective marketplaces. In Germany, larger and better value bundles, which now include calls to customers of other mobile operators and new flat rate plans with unlimited calls and text messages to other Vodafone and fixed line customers, are now available. These tariff changes contributed to the impairment loss in Germany in the period. In the UK, bigger bundles with more choice are available for contract customers that allow them to add extra minutes, extra texts or extra entertainment, without adding anything extra to the cost of their bill.

Voice revenue

Demand stimulation initiatives and targeted promotions, along with the growth in the customer base, led to a 19.9% increase in outgoing voice minutes on an organic basis. In particular, Vodafone Zuhause in Germany and Vodafone Casa in Italy, which promote fixed to mobile substitution in the home, and summer promotions in Spain and in Italy, all contributed to strong growth in outgoing minutes to both fixed line numbers and other Vodafone customers. These additional voice minutes contributed to interconnect costs falling as a percentage of voice revenue. Total voice usage in the UK increased due to the ongoing impact of the Stop the Clock proposition and an offer to prepaid customers, launched in July 2006, providing free weekend calls and text messages if they spend a minimum amount during weekdays. This offer had benefited more than 600,000 customers by 30 September 2006.

This increased voice usage was partially offset by the impact of pricing pressures from increased competition and resulted in a 2.6% increase in outgoing voice revenue compared with the same period last year, excluding the impact of the disposal of the Swedish operation.

Incoming voice revenue decreased as growth in incoming voice minutes from other mobiles was more than offset by termination rate cuts in many of the markets in the Europe region. In Italy, termination rates were reduced from 12.1 eurocents per minute to 11.2 eurocents per minute in July 2006 and the regulator has indicated further reductions in both July 2007 and 2008. A further termination rate cut has been announced in Spain, with a cut of 7% to 11.35 eurocents per minute effective from October 2006, along with a target to lower the average rate to 7 eurocents per minute by April 2009.

The volume of roaming minutes increased by 15.9% on an organic basis compared with the same period last year, driven by an increased customer base and the success of Vodafone Passport, which enables customers to take their domestic price plan abroad for a small connection fee per call. Data for June and July 2006 showed that Vodafone Passport customers paid approximately 50% less per minute for their voice roaming calls when compared to the average cost of roaming in the summer of 2005. Roaming revenue increased by 0.4%, excluding the impact of the disposal of the Swedish operations, as price declines were offset by higher usage. The average cost of a voice roaming call for these customers is now below 45 eurocents per minute. At 30 September 2006, almost 9 million customers in the Group’s controlled operations in the Europe region had signed up to Vodafone Passport.

Total voice revenue decreased by 2.4% as the decline in incoming revenue outweighed the revenue from increased outgoing voice traffic. On an organic basis, voice revenue decreased by 0.7% compared with the same period last year, which includes a 3.3% decline from the impact of termination rate cuts.

Non-voice revenue

Messaging revenue rose by 2.9%, or 3.7% on an organic basis. This increase was mainly attributable to increased messaging volumes in Spain and the UK where increased average customer bases, competitively priced offerings and targeted promotions encouraged usage growth. In Germany, the success of voice offerings impacted messaging volumes resulting in a small decline in messaging revenue.

Data revenue increased by 27.2%, or 29.1% on an organic basis, with the primary driver being an additional 7.1 million 3G devices registered on the Group’s networks since 30 September 2005, bringing the total to 10.4 million devices, and in particular, the increase in devices in the business segment. Particularly strong growth was experienced in Germany and Spain where specific promotions encouraged increased usage, whilst both of these markets benefited from growth in the use of Vodafone Mobile Connect data cards. The business segment is the impetus behind this growth in data usage with a number of markets offering flat rate tariff options. Additionally, the launch of HSDPA technology in six European markets assisted in increasing penetration of Vodafone Mobile Connect data cards and has also resulted in their increased usage. In Italy and the UK, 70% and 60%, respectively, of all Vodafone Mobile Connect data cards sold are now HSDPA enabled. In the consumer segment, Germany has had particular success from bundling data services with a new contract tariff which encourages data usage by offering free mobile TV, surfing the Vodafone live! portal and music downloads for a flat fee each month.

Adjusted operating profit

Adjusted operating profit fell by 1.5%, or 2.7% on an organic basis with the disposal of Sweden being the primary difference, whilst the EBITDA margin decreased by 0.5 percentage points, or by 0.9 percentage points on an organic basis. Growth in operating expenses was the principal driver for the reduction in the EBITDA margin. However, this was partially offset by an improvement in operating expenses for common functions, excluding certain non-recurring items, as discussed on page 16.

Increased centralisation of functions, which is expected to demonstrate benefits over time, higher marketing and distribution costs, including additional investment in publicity and Vodafone’s own direct sales channels, and a higher charge for the use of brand and related trademarks in Italy, have all contributed to higher operating expenses.

Acquisition and retention costs have remained relatively stable on an organic basis, with increases in the volume of additions in Italy, and additions and upgrades in Spain, being offset by a reduction in sales in the indirect channel in the UK and changes to the sales mix in Greece and the Netherlands. The small rise in interconnect costs on an organic basis was driven by the increase in outgoing call volumes, partially offset by decreases in termination rates and by an improving outgoing call mix.

In Germany, the EBITDA margin was impacted by additional intercompany recharges, presented within operating expenses, from the centralisation of data centre operations, which were offset by a similar reduction in depreciation expense. A higher proportion of contract additions in the indirect sales channel offset by lower interconnect costs from the termination rate cut also contributed to the fall in the EBITDA margin. Excluding restructuring costs of £11 million and the impact of the data centre change, operating expenses fell due to cost efficiencies.

Higher charges for brand and related trademarks in Italy, introduced in the second half of the previous financial year, reduced the EBITDA margin by approximately 1.0 percentage point. Centralisation of the local data centre in the second quarter of the current financial year and additional publicity expenditure also impacted the margin.

In Spain, a higher proportion of contract additions and higher total gross additions were the main drivers in the 0.8 percentage point reduction in the EBITDA margin. Operating expenses were broadly stable as a percentage of revenue.

Increased voice usage, with a rise in the proportion of calls made to customers of other mobile networks, has led to a rise in interconnect costs in the UK, though the impact on EBITDA margin was offset by savings from targeted acquisition and retention investment. Savings in operating expenses from continuous cost reduction have been reinvested, particularly in increased publicity spending.

In October 2006, Vodafone agreed terms with Phones 4u, a leading independent mobile retailer in the UK, to be the exclusive third party retailer for Vodafone contract customers in the UK high street. As a result, indirect connection commissions in the second half of the current financial year are expected to be similar to those in the same period in the previous financial year. Vodafone expects to deliver greater value to customers acquired through the indirect channel through a closer working relationship with Phones 4u and better targeted propositions.

On an organic basis, adjusted operating profit in Other Europe grew by 2.5%, whilst the EBITDA margin was broadly stable.

Europe targets

The Group has set targets in respect of revenue market share, operating expenses and capitalised fixed asset additions. The operating expense and capitalised fixed asset additions targets relate to the Europe region and common functions in aggregate. Progress against the revenue market share target is measured by tracking performance in Germany, Italy, Spain and the UK against the Group’s principal competitors. The targets are detailed in the Outlook on page 6.

During the first half of the 2007 financial year, the implementation of a range of group wide initiatives and cost saving programmes commenced, designed to deliver savings in the 2008 financial year and beyond. The key initiatives are as follows:

•            The application development and maintenance initiative is focusing on driving cost and productivity efficiencies through outsourcing the application development and maintenance for key IT systems. In October 2006, the Group announced that EDS and IBM had been selected to provide application development and maintenance services to separate groupings of operating companies within the Vodafone Group and terms were agreed with EDS and IBM on 2 November 2006. The Group currently anticipates that this initiative will result in greater economies of scale and improved quality of software produced, as well as greater flexibility, leading to the faster rollout of more varied services to customers.

•            The supply chain management initiative focuses on centralising network related supply chain management activities and leveraging Vodafone’s scale in purchasing activities. Through the standardisation of designs and driving scale strategies in material categories, the Group is aiming to increase the proportion of purchasing performed globally. In the core networks area, the Group is introducing new suppliers and alternative transmission technologies aimed at reducing costs.

•            The IT operations initiative has created a shared service organisation to support the business with innovative and customer focused IT services. This organisation is aiming to consolidate localised data centres into regionalised northern and southern centres and to consolidate hardware, software, maintenance and system integration suppliers to provide high quality IT infrastructure, services and solutions.

•            The Group has commenced a three year business transformation programme to implement a single integrated operating model, supported by a single ERP system covering HR, finance and supply chain functions. The programme is expected to provide improved information for decision making and reduced operating costs in the longer term, though additional investment, including restructuring expenditure, will be required in the near term.

•            In summer 2006, the Group undertook a review of the organisation and of its central functions and the balance between Group and locally managed activities, resulting in operating expenditure savings and the reduction of over 500 positions in the corporate centre.

•            Many of the Group’s operating companies are participating in external benchmarking studies and using the results to target local cost reductions. Initiatives that have been implemented to date include reductions to planned network rollout, outsourcing and off shoring of customer services operations, property rationalisation, replacing leased lines with owned transmission, network site sharing and renegotiation of supplier contracts and service agreements.

Mobile Plus strategy

To encourage further revenue growth within the Europe region, the Group announced in May 2006, as part of the Group’s Mobile Plus strategy, the intention to focus on extending Vodafone’s service offerings in the home and in the office, including the provision of DSL.

The Vodafone At Home proposition is a series of initiatives and tariffs aimed at generating additional mobile usage in the home area by specifically targeting the substitution of fixed line usage to mobile. The offerings in Germany, Vodafone Zuhause, and in Italy, Vodafone Casa, proved popular, with 1,378,000 and 362,000 customers respectively by the end of September 2006. These customers are generating higher voice usage and ARPU than previously, demonstrating the success of this proposition. Vodafone Casa was also launched in Portugal in October 2006.

Vodafone Office is an office-based proposition that provides alternatives to the fixed line network, by offering the opportunity to reduce the number of fixed desk phones and encouraging fixed to mobile substitution in the office. A closed user group tariff, allowing employees to call each other for a flat monthly fee, is a key part of the offer. The number of Oficina Vodafone customers in Spain at the end of September 2006 was 713,000.

In the second quarter of the financial year, it was announced that these services would be expanded to include a DSL option in conjunction with Arcor, the Group’s fixed line operator in Germany, and Fastweb, Italy’s leading alternative broadband provider.

During September 2006, Vodafone UK announced a partnership with BT for the provision of fixed line and DSL services, which will be available to Vodafone consumer contract customers in early 2007.

Vodafone Germany has also signed an agreement with an advertising agency as an initial step in facilitating revenue generation from advertising on the Vodafone live! portal.

EMAPA

	Eastern Europe	Middle East Africa & Asia	Pacific	Associates US	Associates Other	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2006
Voice revenue	951	1,027	458			2,436	50.7	19.6
Messaging revenue	147	66	118			331	68.9	28.2
Data revenue	25	11	20			56	47.4	38.3
Fixed line and DSL revenue	–	34	–			34	-	-
Total service revenue	1,123	1,138	596			2,857	54.4	20.8
Acquisition revenue	23	105	48			176	46.7
Retention revenue	8	-	-			8	100.0
Other revenue	8	4	22			34	(2.9)
Total revenue	1,162	1,247	666			3,075	53.1	20.8
Interconnect costs	(217)	(178)	(125)			(520)	47.7	22.0
Other direct costs	(141)	(112)	(100)			(353)	73.9	14.9
Acquisition costs	(91)	(144)	(78)			(313)	51.2	19.9
Retention costs	(31)	(36)	(24)			(91)	111.6	88.6
Operating expenses	(278)	(246)	(174)			(698)	47.6	12.6
EBITDA	404	531	165			1,100	50.5	23.1
Acquired intangibles amortisation	(127)	(61)	(1)			(189)	285.7
Purchased licence amortisation	(8)	(9)	(7)			(24)	(20.0)
Depreciation and other amortisation	(151)	(122)	(91)			(364)	35.8
Share of result in associates	-	-	-	1,015	390	1,405	20.3	23.7
Adjusted operating profit	118	339	66	1,015	390	1,928	24.2	26.1

EBITDA margin	34.8%	42.6%	24.8%			35.8%

Six months ended 30 September 2005
Voice revenue	513	643	460			1,616
Messaging revenue	59	37	100			196
Data revenue	14	5	19			38
Fixed line and DSL revenue	-	-	-			-
Total service revenue	586	685	579			1,850
Acquisition revenue	22	64	34			120
Retention revenue	4	-	-			4
Other revenue	6	6	23			35
Total revenue	618	755	636			2,009
Interconnect costs	(130)	(104)	(118)			(352)
Other direct costs	(35)	(68)	(100)			(203)
Acquisition costs	(62)	(87)	(58)			(207)
Retention costs	(18)	(15)	(10)			(43)
Operating expenses	(139)	(151)	(183)			(473)
EBITDA	234	330	167			731
Acquired intangibles amortisation	(49)	-	-			(49)
Purchased licence amortisation	(6)	(16)	(8)			(30)
Depreciation and other amortisation	(89)	(78)	(101)			(268)
Share of result in associates	-	-	-	772	396	1,168
Adjusted operating profit	90	236	58	772	396	1,552

EBITDA margin	37.9%	43.7%	26.3%			36.4%

	%	%	%	%	%
Change at constant exchange rates
Voice revenue	88.9	66.2	7.0
Messaging revenue	149.2	83.3	28.3
Data revenue	78.6	120.0	11.1
Fixed line and DSL revenue	-	-	-
Total service revenue	95.1	72.9	10.6
Acquisition revenue	4.5	78.0	45.5
Retention revenue	100.0	-	-
Other revenue	33.3	(20.0)	4.8
Total revenue	91.1	72.7	12.1
Interconnect costs	69.5	79.8	12.6
Other direct costs	314.7	72.3	7.5
Acquisition costs	51.7	75.6	41.8
Retention costs	72.2	140.0	166.7
Operating expenses	104.4	70.8	1.2
EBITDA	74.9	68.0	6.5
Acquired intangibles amortisation	159.2	-	-
Purchased licence amortisation	60.0	(43.8)	-
Depreciation and other amortisation	73.6	62.7	(3.2)
Share of result in associates	-	-	-	33.7	(0.8)
Adjusted operating profit	31.1	50.7	24.5	33.7	(0.8)

EBITDA margin movement	(3.2)	(1.2)	(1.3)

	2006				2005
	Pacific	Eastern Europe	Middle East Africa & Asia	EMAPA	Pacific	Eastern Europe	Middle East Africa & Asia	EMAPA

KPIs
Closing customers (‘000)	5,423	25,879	24,169	55,471	5,059	11,119	13,266	29,444
Average monthly ARPU	£18.5	£9.3	£6.9		£19.8	£10.8	£10.0
Annualised blended churn (%)	40.7%	21.2%	45.1%		39.5%	24.1%	19.5%
3G devices (‘000)	534	2	-	536	17	-	-	17
Voice usage (millions of minutes)	5,402	15,296	17,204	37,902	4,583	5,873	7,319	17,775

See page 41 for definition of terms

Vodafone’s strategy in the EMAPA region is to build on the Group’s strong track record of creating value in emerging markets, having delivered strong performances over time in markets such as Egypt and South Africa. Selective opportunities will be sought to increase the Group’s emerging markets footprint as well as taking opportunities to increase stakes in existing markets, with a view to gaining control where possible over time.

EMAPA continues to perform strongly, principally driven by the emerging markets, and has benefited from the prior year acquisitions in the Czech Republic and India, as well as the stake increases in Romania and South Africa. However, reported growth has been impacted by adverse exchange rate movements.

On 24 May 2006, the Group completed the acquisition of the trade and assets of Telsim, the number two operator in Turkey, from the Turkish Savings and Deposit Insurance Fund, for consideration of approximately US$4.7 billion. The results of Telsim are included in Eastern Europe from the completion date.

Revenue

Total revenue increased by 53.1%, or 20.8% on an organic basis, driven by organic service revenue growth of 20.8%. The impact of the acquisitions in the Czech Republic, India and Turkey, as well as the stake increases in Romania and South Africa, increased reported revenue growth by 39.0%, with the impact of unfavourable exchange rate movements of 6.7% accounting for the remaining difference between reported and organic growth.

A 33.9% organic increase in average customers, or 93.8% including the impact of acquisitions and stake increases, along with the success of usage stimulation initiatives, were the primary reasons for the increase in service revenue, offset by declining ARPU in a number of markets from the increasing proportion of lower usage prepaid customers. Particularly strong customer growth was achieved in Eastern Europe and Middle East, Africa and Asia, where markets are typically less penetrated than in Western Europe or the Pacific area.

Eastern Europe

In Eastern Europe, the acquisitions in the Czech Republic, Romania and Turkey were the key drivers of growth in service revenue.

In the Czech Republic, an introductory offer to try Vodafone’s services for free, a summer promotion for new customers and the launch of new consumer and business tariffs, all contributed to an increase in customers and 14.4% growth in service revenue in local currency, assuming the Group’s equity interest is reflected in the whole of the previous period.

The launch of an innovative proposition in Romania, which provides more flexibility for prepaid customers by allowing the validity period of SIM cards between top ups to be extended, has had a significant positive impact on prepaid churn and, along with continued customer growth and a 2.0% rise in ARPU, contributed to a 31.3% organic increase in local currency service revenue. The expansion of the 3G network, targeted promotional offers, the launch of HSDPA and increased sales of Vodafone Mobile Connect data cards led to strong growth in data revenue in Romania and consolidated Vodafone’s market leadership in the business segment.

The Group’s acquisition in Turkey has performed ahead of the Group’s expectations at the time of the completion of the auction. Improving network quality has contributed to 11.4% customer growth in a little over four months since acquisition and combined with some tariff increases has led to strong revenue growth.

Middle East, Africa and Asia

Underlying service revenue growth in the Group’s operations in the Middle East, Africa and Asia was also strong.

A combination of usage initiatives and tariff changes in the prepay market contributed to the local currency service revenue growth of 40.2% in Egypt.

The launch of several products, services and promotions, including new prepaid top-up packages, new bundled tariffs and Vodafone Simply, contributed to 24.9% organic growth in the customer base of Vodacom and its subsidiaries, and drove a 20.8% organic rise in service revenue. The growth in the customer base excluded the impact of a change in the application of the disconnection policy. Excluding the resulting one-off disconnections, blended churn for Middle East, Africa and Asia would have been 36.9% in the current period, which was higher than in the previous period following the impact of the Group’s acquisition in India.

The newly acquired interest in Bharti Airtel, which operates in India and is accounted for as a joint venture, continued to perform well, with strong growth in customer numbers and revenue.

Pacific

Service revenue growth in the Group’s operations in the Pacific area was impacted by a decrease in New Zealand’s service revenue due to increased competition and a termination rate cut at the end of the last financial year. Excluding the impact of the termination rate cut, service revenue for the Pacific area would have increased by 4.5%. In Australia, local currency service revenue growth of 16.1% was achieved from the rise in the customer base, strong prepaid usage and a focus on higher value customers, particularly with new connections of contract customers, contributing to an increase in ARPU.

Adjusted operating profit

Adjusted operating profit increased by 24.2%, or 26.1% on an organic basis, with the impact of unfavourable exchange rate movements impacting growth by 2.7%. The net impact of the acquisitions, disposals and stake increases improved reported growth by 0.8%. The EBITDA margin fell by 0.6 percentage points principally due to the lower margins of the newly acquired operations and increased by 0.7 percentage points on an organic basis.

The acquisitions in the Czech Republic, India and Turkey, and the stake increases in South Africa and Romania, led to the rise in acquired intangibles amortisation. These acquisitions, combined with the continued expansion of network infrastructure in the region, including 3G and HSDPA upgrades, led to the rise in depreciation charges.

Eastern Europe

The impact of the newly acquired operations led to a 3.1 percentage point decrease in the EBITDA margin in Eastern Europe. An annual regulatory fee in Turkey amounting to 15% of revenue impacted direct costs in the current period. Loyalty programmes were made available through indirect channels in Romania, leading to a strong positive impact on churn along with increased investment in retention. The decrease in margin was partly offset by a reduction in acquisition costs in Romania which resulted from a higher proportion of sales made through direct channels.

Middle East, Africa and Asia

The EBITDA margin in Egypt was broadly stable despite the significant customer and revenue growth which, combined with a modest increase in depreciation expense, led to strong operating profit growth.

Growth in reported operating profit in South Africa was impacted by 9.0% from adverse exchange rate movements. Despite increased competition and focused investment in retention activities, the EBITDA margin was broadly stable due to savings in operating expenses.

Pacific

Investment in higher value customers in Australia, particularly targeted at the contract segment, led to an improvement in revenue and lower contract churn, and was the key driver in an increase in local currency EBITDA and adjusted operating profit, although the additional investment contributed to a fall in the EBITDA margin in both Australia and the Pacific area as a whole.

Associates

	2006			2005			% change
	Verizon Wireless £m	Other £m	Total £m	Verizon Wireless £m	Other £m	Total £m	Verizon Wireless £	Verizon Wireless $

Share of result of associates
Operating profit	1,214	563	1,777	952	576	1,528	27.5	29.7
Interest	(94)	(7)	(101)	(100)	(12)	(112)	(6.0)	(4.5)
Tax	(73)	(166)	(239)	(54)	(176)	(230)	35.2	37.0
Minority interest	(32)	-	(32)	(26)	8	(18)	23.1	27.2
	1,015	390	1,405	772	396	1,168	31.5	33.7

Verizon Wireless (100% basis)
Total revenue (£m)	10,327			8,891
EBITDA margin (%)	38.7%			37.1%
Closing customers (‘000)	56,747			49,291
Average monthly ARPU ($)	52.6			51.6
Blended churn (%)	14.2%			15.1%
Non-voice revenue as a percentage of service revenue (%)	12.9%			7.5%

The US market produced another period of strong customer growth, with penetration reaching an estimated 75% at 30 September 2006. Verizon Wireless, the Group’s associated undertaking in the US, continued to perform well, achieving an estimated 38% share of net additions in the period, whilst maintaining its US mobile telecommunications industry leading EBITDA margin position. The strong net additions performance was achieved through a combination of growth in the number of new customer additions and lower customer churn driven by improvements in customer loyalty. The resulting increase in the customer base together with an increase in ARPU led to a 17.9% growth in service revenue. ARPU growth was driven by the success of data services, with Verizon Wireless leveraging the strength of its wireless data product portfolio and wireless broadband (“EV-DO”) network coverage by obtaining exclusive handset distribution rights for iconic handsets in the US.

Cost and revenue initiatives led to an improvement in the adjusted operating profit margin. The Group’s share of the tax attributable to Verizon Wireless for the six months ended 30 September 2006 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless consolidated its spectrum position during the six month period with the acquisition of spectrum covering the eastern half of the US and Hawaii for $2.8 billion, through the FCC’s Advanced Wireless Services auction which completed on 18 September 2006, licences for which are expected to be granted in late 2006 or early 2007.

The Group’s associated undertakings in EMAPA have been impacted by intense competition and reductions in termination rates, similar to the experience of the Groups’ businesses in the Europe region, which has had a negative impact on revenue and margins. SFR, the Group’s associated undertaking in France, reported slight growth in revenue due to good customer and usage growth offset by the aforementioned pressures, but a marginal decrease in operating profit, principally as a result of additional overheads to support both customer growth and increased licence fees.

Vivendi Universal reports its third quarter results including those of SFR on 16 November 2006.

Investments

China Mobile, in which the Group has a 3.27% stake and is accounted for as an investment, increased its customer base by 10.2% in the period to 287.1 million. Dividends of £57 million were received in the six months ended 30 September 2006.

OTHER

Financial Highlights	2006			2005			% change
	Common Functions £m	Other Operations £m	Total £m	Common Functions £m	Other Operations £m	Total £m	Common Functions £	Other Operations £

Revenue	86	706	792	70	622	692	22.9	13.5
Direct costs	-	(376)	(376)	-	(343)	(343)	-	9.6
Operating expenses	122	(204)	(82)	112	(196)	(84)	8.9	4.1
EBITDA	208	126	334	182	83	265	14.3	51.8
Depreciation and other amortisation	(72)	(43)	(115)	(29)	(45)	(74)	148.3	(4.4)
Adjusted operating profit	136	83	219	153	38	191	(11.1)	118.4

Common functions represents the results of Partner Markets and the net result of unallocated central Group costs and recharges to the Group’s operations. Adjusted operating profit has been impacted in the current period by restructuring costs incurred in the central functions, principally marketing and technology, which amounted to £30 million.

Other operations comprise the Group’s interest in the fixed line telecommunications business in Germany, Arcor. In local currency, Arcor’s revenue increased by 13.1%, primarily due to customer and usage growth, partially offset by tariff decreases in a competitive market. The incumbent fixed line market leader continued to drive intensive competition, although Arcor further strengthened its position as the main competitor. Contract ISDN voice customers increased in the current period by 58%, to 1,765,000, and DSL customers by 80%, to 1,554,000. Together with an additional 122,000 DSL-R customers, which is a DSL product from Deutsche Telekom resold under the Arcor brand in areas where Arcor does not have a fixed line infrastructure, Arcor increased its share of the DSL market to 12%. Revenue growth and cost efficiencies led to an improvement in the EBITDA margin to 17.8%.

In October 2006, the Group announced an organisational change to its New Business and Innovation team. This will result in Arcor becoming part of the Europe region. The Group’s preliminary announcement of results for the year ending 31 March 2007 will present restated trading results for the Europe region reflecting this change.

FINANCIAL UPDATE

INCOME STATEMENT

Investment income and Financing costs

		Six months to 30 September 2006 £m	Six months to 30 September 2005 £m

Investment income		425	165
Financing costs		(813)	(540)
		(388)	(375)

Analysed as:
-	Net financing costs before dividends from investments	(264)	(141)
-	Potential interest charges arising on settlement of outstanding tax issues	(202)	(124)
-	Changes in fair value of equity put rights and similar arrangements (see note 5)	21	(151)
-	Dividends from investments	57	41
		(388)	(375)

Net financing costs before dividends from investments increased by 87.2% to £264 million following an increase in average net debt of 21.5%, a change in the currency mix, higher interest rates for euro and US dollar denominated debt and adverse mark to market adjustments on financial instruments in the current financial year. At 30 September 2006, the provision for potential interest charges arising on settlement of outstanding tax issues was approximately £1.0 billion.

Taxation

		Six months to 30 September 2006 £m	Six months to 30 September 2005 £m

Tax on (loss)/profit		1,218	1,282
Share of associated undertakings’ tax		240	232
Tax on items not related to underlying business performance		2	-

Adjusted tax on (loss)/profit		1,460	1,514

(Loss)/profit before tax		(3,330)	3,911
Adjustments:
-	Share of associated undertakings’ non-operating income	(6)	(19)
-	Impairment losses	8,100	515
-	Other income and expense	(1)	-
-	Non-operating income and expense	(10)	-
-	Change in fair value of equity put rights and similar arrangements	(21)	151
-	Foreign exchange(1)	(8)	-

Adjusted profit before tax		4,724	4,558
Add: Share of associated undertakings’ tax and minority interest		271	250

Adjusted profit before tax for the purpose of calculating adjusted effective tax rate		4,995	4,808

Adjusted effective tax rate		29.2%	31.5%

Note:

(1)          Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances, and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

The adjusted effective tax rate for the six months ended 30 September 2006 was 29.2% compared with 31.5% for continuing operations in the prior period. This is based on the expected effective tax rate for the year ending 31 March 2007 of around 30%, which is lower than the Group’s long term effective tax rate as a result of one-off events noted below.

During the period, the Group pursued an opportunity to claim additional tax deductions introduced by the Italian government, resolved a number of historic tax issues following discussions with tax authorities, and has not made additional provision for the ongoing UK CFC enquiry.

The Group continues to maintain its existing provision in respect of the ongoing enquiry by HM Revenue & Customs with regard to application of the UK CFC legislation to the Group, as described in the Group’s Annual Report for the year ended 31 March 2006. A recent judgment in a similar case in the European Court of Justice has provided guidance to the UK courts but it may be some time before the enquiry is finally resolved.

Discontinued operations

On 17 March 2006, the Group announced that an agreement had been reached to sell its 97.7% interest in Vodafone Japan to SoftBank. This resulted in the Group’s operations in Japan being classified as an asset held for sale and being presented as a discontinued operation in the 2006 Annual Report. The disposal was completed on 27 April 2006.

The loss includes the cumulative exchange differences previously recognised in other recognised income and expense from 1 April 2004 through to 27 April 2006.

Six months to 30 September 2006 £m

Profit for the period from operations	111
Loss on disposal(1)	(747)
Taxation	145

Loss from discontinued operations	(491)

Note:

(1)          Includes £794  million of foreign exchange differences transferred to the income statement on disposal

(Loss)/earnings per share from continuing operations

Adjusted earnings per share increased by 17.7% from 5.08 pence to 5.98 pence for the six months ended 30 September 2006. Basic earnings per share from continuing operations fell from 4.07 pence to a loss per share of 8.02 pence for the current period.

Adjusted earnings per share is stated before charges of 14.08 pence per share in relation to an impairment of the carrying value of goodwill and credits of 0.03 pence per share for non-operating income, 0.04 pence per share for the change in fair value of equity put rights and similar arrangements and 0.01 pence per share for other items.

Total shareholder returns

Dividends

The Company provides returns to shareholders through dividends. The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt. Accordingly, the directors announce an interim dividend of 2.35 pence per share, representing a 6.8% increase over last year’s interim dividend. The Board has also indicated that its ongoing target dividend pay-out ratio is approximately 60%, being the interim and proposed final dividends per share as a percentage of adjusted earnings per share from continuing operations. The pay-out ratio for the 2006 financial year was 60%.

The ex-dividend date is 22 November 2006 for ordinary shareholders, the record date for the interim dividend is 24 November 2006 and the dividend is payable on 2 February 2007.

Special distribution of £9 billion

On 17 March 2006, the Group stated that it would make a special distribution to shareholders of approximately £6 billion. Through targeting a low single A credit rating, on 30 May 2006 the Group announced that it would return a further £3 billion to shareholders, resulting in a total distribution of approximately £9 billion in the form of a B share arrangement. This equated to 15 pence per share.

The B share arrangement was approved at an Extraordinary General Meeting of the Company on 25 July 2006. Payment in respect of redemption of the B share arrangement was made in August 2006 and all but £33 million of the total amount payable had been settled as at 30 September 2006. During such time that the remaining B shares are outstanding, they will accrue a non-cumulative dividend at the rate of 75% of sterling LIBOR, payable semi-annually in arrears until redemption. The Company has the right to redeem all remaining B shares by 5 August 2008.

Other returns

As a result of targeting a lower credit rating and the £9 billion special distribution, the Group has no current plans for further share purchases or other one off shareholder returns. The Board will periodically review the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group and consider additional shareholder returns.

CASH FLOWS AND FUNDING

During the six months ended 30 September 2006, net cash inflow from operating activities fell by 18.2% to £4,975 million and generated £2,947 million of free cash flow, as analysed in the following table:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	%

Net cash inflow from operating activities	4,975	6,084	(18.2)

– Continuing operations	4,840	5,227	(7.4)
– Discontinued operations	135	857

Add: Taxation	1,217	667

Purchase of intangible fixed assets	(298)	(252)
Purchase of property, plant and equipment	(1,892)	(2,328)
Disposal of property, plant and equipment	11	10

Operating free cash flow	4,013	4,181	(4.0)

– Continuing operations	4,021	3,761	6.9
– Discontinued operations	(8)	420

Taxation	(1,217)	(667)
Dividends received from associated undertakings (1)	371	375
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(21)
Dividends received from investments	57	41
Interest received	256	135
Interest paid	(499)	(349)

Free cash flow	2,947	3,695	(20.2)

– Continuing operations	2,955	3,252	(9.1)
– Discontinued operations	(8)	443

Note:

(1)               Six months ended 30 September 2006 includes £240 million (2005: £295 million) from the Group’s interest in SFR and £119 million (2005: £79 million) from the Group’s interest in Verizon Wireless

An analysis of net debt for continuing operations is as follows:

	30 September 2006 £m	31 March 2006 £m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	776	2,932
Bank overdrafts	13	18
Cash and cash equivalents for discontinued operations	-	(161)
Cash and cash equivalents (as presented in the consolidated balance sheet)	789	2,789

Trade and other receivables(1)	317	310
Trade and other payables(1)	(207)	(219)
Short-term borrowings	(4,114)	(3,448)
Long-term borrowings	(17,014)	(16,750)
	(21,018)	(20,107)

Net debt as extracted from the consolidated balance sheet	(20,229)	(17,318)

Note:

(1)     Certain mark to market adjustments on financing instruments are included within trade and other receivables and trade and other payables

The Group revised its credit rating target when it announced its results on 30 May 2006 and now targets low single A long term credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s, respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.  In aggregate, the Group has committed facilities of approximately £7,864 million, of which £5,976 million was undrawn and £1,888 million drawn at 30 September 2006. The undrawn facilities include a $5.0 billion Revolving Credit Facility that matures in June 2012 and a $5.9 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion respectively.  At 30 September 2006, $512 million (£274 million) was outstanding under the US commercial paper programme and £30 million and $1,004 million (£680 million) were outstanding under the euro commercial paper programme.  Other undrawn facilities of £126 million are specific to the Group’s subsidiary in Egypt.

The Group has a €25 billion Euro Medium Term Note (EMTN) programme and a $12 billion US shelf programme which are used to meet medium to long term funding requirements.  In the six months ended 30 September 2006, bonds with a nominal value of £1,766 million were issued under the EMTN programme. The bonds issued during the six months ended 30 September 2006 were as follows:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or Euro Medium Term Note (EMTN) Programme

14 June 2006	14 June 2016	EUR	300	EMTN Programme

14 June 2006	13 January 2012	EUR	1,000	EMTN Programme

10 August 2006	10 January 2013	AUD	265	EMTN Programme

29 August 2006	13 January 2012	EUR	300	EMTN Programme

5 September 2006	5 September 2013	EUR	850	EMTN Programme

At 30 September 2006, the Group had bonds outstanding with a nominal value of £16,032 million.

SIGNIFICANT TRANSACTIONS

The Group’s net cash inflow resulting from acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2006 was £4,060 million(1) ..  An analysis of the significant transactions and the changes to the Group’s effective interest in the entities is shown below:

£m
Acquisitions:
Telsim Mobil Telekomunikasyon Hizmetleri (from nil to 100% of trade and assets)(2)	2,547
Disposals:
Vodafone Japan (from 97.7% to nil)	(6,810)
Other net acquisitions and disposals, including investments	203
(4,060)

Notes:

(1)     Amounts are shown net of cash and cash equivalents acquired

(2)     Discussed in more detail on page 31

On 25 August 2006, the Group announced the sale of its 25% interest in Proximus, the Group’s associated undertaking in Belgium, for consideration of €2.0 billion.  The sale completed on 3 November 2006.  The sale proceeds will be used to reduce the Group’s net indebtedness.  Vodafone and Proximus have signed a revised long term partner market arrangement in Belgium, allowing Proximus and Vodafone customers to continue to benefit from Vodafone’s global products and services.  The two companies will also continue to co-operate in serving international corporate customers.

SUBSEQUENT EVENTS

On 8 November 2006, the Group announced its intention to launch a tender offer for an additional 4.9% of the shares in Vodafone Egypt for a maximum possible consideration of approximately £108 million.  Telecom Egypt has given an irrevocable undertaking to accept the tender in respect of at least 3.97% and up to 4.69% of the shares in Vodafone Egypt.  If fully accepted, this tender offer will take Vodafone’s shareholding in its Egyptian subsidiary to 55%, with a further 45% held by Telecom Egypt.  Subject to regulatory approvals, the tender offer is expected to be launched later in November 2006.  Vodafone and Telecom Egypt also announced they have entered into a strategic partnership to increase co-operation between both parties and to jointly develop a range of products and services for the Egyptian market.

CONSOLIDATED INCOME STATEMENT

	Notes	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Revenue	2	15,594	14,548	29,350

Cost of sales		(9,022)	(8,399)	(17,070)

Gross profit		6,572	6,149	12,280

Selling and distribution expenses		(1,038)	(940)	(1,876)
Administrative expenses		(1,800)	(1,595)	(3,416)
Share of result in associated undertakings		1,413	1,187	2,428
Impairment losses		(8,100)	(515)	(23,515)
Other income and expense		1	–	15

Operating (loss)/profit	2	(2,952)	4,286	(14,084)

Non-operating income and expense		10	–	(2)
Investment income		425	165	353
Financing costs		(813)	(540)	(1,120)

(Loss)/profit before taxation		(3,330)	3,911	(14,853)

Tax on (loss)/profit	4	(1,218)	(1,282)	(2,380)

(Loss)/profit for the period from continuing operations		(4,548)	2,629	(17,233)

(Loss)/profit from discontinued operations		(491)	189	(4,588)

(Loss)/profit for the period		(5,039)	2,818	(21,821)

Attributable to:
– Equity shareholders		(5,105)	2,775	(21,916)
– Minority interests		66	43	95

Basic (loss)/earnings per share from continuing operations	5	(8.02)p	4.07p	(27.66)p
Diluted (loss)/earnings per share from continuing operations	5	(8.02)p	4.06p	(27.66)p
Basic (loss)/earnings per share on (loss)/profit for the period	5	(8.88)p	4.36p	(35.01)p
Diluted (loss)/earnings per share on (loss)/profit for the period	5	(8.88)p	4.35p	(35.01)p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Gains on revaluation of available-for-sale investments	641	572	705
Exchange differences on translation of foreign operations	(3,293)	448	1,494
Actuarial gains/(losses) on defined benefit pension schemes	18	–	(30)
Asset revaluation surplus	–	–	112
Transfer to the income statement on disposal of foreign operations	794	–	36

Net (loss)/gain recognised directly in equity	(1,840)	1,020	2,317

(Loss)/profit for the period	(5,039)	2,818	(21,821)

Total recognised income and expense relating to the period	(6,879)	3,838	(19,504)

Attributable to:
– Equity shareholders	(6,931)	3,784	(19,607)
– Minority interests	52	54	103

CONSOLIDATED BALANCE SHEET

	Notes	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Non-current assets
Goodwill		44,330	81,919	52,606
Other intangible assets		16,203	15,873	16,512
Property, plant and equipment		13,248	17,844	13,660
Investments in associated undertakings		21,879	22,063	23,197
Other investments		3,762	1,859	2,119
Deferred tax assets		450	973	140
Post employment benefits		33	19	19
Trade and other receivables		466	217	361
		100,371	140,767	108,614
Current assets
Inventory		356	536	297
Taxation recoverable		2	68	8
Trade and other receivables		4,963	6,068	4,438
Cash and cash equivalents		789	1,400	2,789
		6,110	8,072	7,532

Assets included in disposal group held for resale		914	–	10,592

Total assets		107,395	148,839	126,738

Equity
Called up share capital	10	4,166	4,292	4,165
Share premium account	10	43,443	52,401	52,444
Own shares held	10	(8,153)	(7,608)	(8,198)
Additional paid in capital	10	100,191	100,100	100,152
Capital redemption reserve	10	9,121	–	128
Accumulated other recognised income and expense	11	2,264	2,790	4,090
Retained losses	12	(83,656)	(38,204)	(67,356)
Total equity shareholders’ funds		67,376	113,771	85,425

Minority interests		197	(115)	(113)

Total equity		67,573	113,656	85,312

Non-current liabilities
Long-term borrowings		17,014	13,945	16,750
Deferred tax liabilities		4,901	5,241	5,670
Post employment benefits		107	128	120
Trade and other payables		567	469	566
Provisions for other liabilities and charges		273	340	265
		22,862	20,123	23,371
Current liabilities
Short-term borrowings:
Third parties		3,539	1,256	3,070
Related parties		575	770	378
Current taxation liabilities		4,911	4,639	4,448
Trade and other payables		7,768	8,212	7,477
Provisions for other liabilities and charges		167	183	139
		16,960	15,060	15,512

Liabilities included in disposal group held for resale		–	–	2,543

Total equity and liabilities		107,395	148,839	126,738

CONSOLIDATED CASH FLOW STATEMENT

	Note	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Net cash flows from operating activities	7	4,975	6,084	11,841

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired		(2,585)	(1,887)	(4,186)
Disposal of interests in subsidiary undertakings, net of cash disposed		6,799	–	599
Purchase of intangible fixed assets		(298)	(252)	(690)
Purchase of property, plant and equipment		(1,892)	(2,328)	(4,481)
Purchase of investments		(154)	(1)	(57)
Disposal of property, plant and equipment		11	10	26
Disposal of investments		–	1	1
Dividends received from associated undertakings		371	375	835
Dividends received from investments		57	41	41
Interest received		256	135	319

Net cash flows from investing activities		2,565	(3,906)	(7,593)

Cash flows from financing activities
Issue of ordinary share capital and re-issue of treasury shares		39	274	356
Net movement in short-term borrowings		426	–	708
Proceeds from issue of long-term borrowings		2,451	765	5,256
Repayment of borrowings		(453)	(1,121)	(1,371)
Loans repaid to associated undertakings		–	(47)	(47)
Purchase of treasury shares		(43)	(2,750)	(6,457)
‘B’ share capital redemption		(5,707)	–	–
‘B’ share preference dividends paid		(3,286)	–	–
Equity dividends paid		(2,315)	(1,382)	(2,749)
Dividends paid to minority shareholders in subsidiary undertakings		(34)	(21)	(51)
Interest paid		(499)	(349)	(721)

Net cash flows from financing activities		(9,421)	(4,631)	(5,076)

Net decrease in cash and cash equivalents		(1,881)	(2,453)	(828)

Cash and cash equivalents at beginning of the period		2,932	3,726	3,726
Exchange (losses)/gains on cash and cash equivalents		(275)	90	34

Cash and cash equivalents at end of the period		776	1,363	2,932

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

1                      Basis of preparation

The unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the six months ended 30 September 2006 have been prepared on a basis consistent with the accounting policies set out in Vodafone Group Plc’s Annual Report for the year ended 31 March 2006.  The Interim Consolidated Financial Statements should therefore be read in conjunction with the 2006 Annual Report.

The Interim Consolidated Financial Statements for the six months ended 30 September 2006, which were approved by the Board of directors on 14 November 2006, do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The information relating to the year ended 31 March 2006 is an extract from the published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified and did not contain statements under section 237(2) or 237(3) of the UK Companies Act 1985.

The Interim Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations, and on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

The Interim Consolidated Financial Statements for the six months ended 30 September 2006, and for the six months ended 30 September 2005, have been prepared by the Group in accordance with IAS 34 “Interim Financial Reporting”.  IFRS differs in certain material respects from US GAAP (see note 15).

The preparation of the Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period.  Actual results could vary from these estimates.  The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In May 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006.  The segmental analysis in note 2 is presented in accordance with the new organisation structure.

Amounts in the Interim Consolidated Financial Statements are stated in pounds sterling (£), unless otherwise stated.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses

The Group’s principal business is the supply of telecommunications services and products. The Group’s analyses of revenue and operating profit for discontinued operations are shown in note 9. Analyses of revenue and operating profit by geographical region for the Group’s continuing operations are as follows:

Six months ended 30 September 2006

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	2,827					(29)	2,798	(42)	2,756

Italy	2,174					(27)	2,147	(3)	2,144

Spain	2,268					(65)	2,203	(2)	2,201

UK	2,549					(29)	2,520	(5)	2,515

Other Europe	2,216					(54)	2,162	(2)	2,160

Europe	12,034	9,865	2,174	(5)		(204)	11,830	(54)	11,776

Eastern Europe	1,162					–	1,162	(16)	1,146

Middle East, Africa and Asia	1,247					–	1,247	(5)	1,242

Pacific	666					–	666	(4)	662

EMAPA	3,075	2,051	1,030	(6)		–	3,075	(25)	3,050

Other	706	706	–	–	86	–	792	(24)	768

	15,815	12,622	3,204	(11)	86	(204)	15,697	(103)	15,594

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions(1) £m	Operating (loss)/profit £m	Other adjustments(2) £m	Adjusted operating profit £m

Adjusted operating profit

Germany	(5,976)					(5,976)	6,700	724

Italy	(561)					(561)	1,400	839

Spain	585					585	–	585

UK	318					318	–	318

Other Europe	528					528	–	528

Europe	(5,106)	(4,547)	(561)	2		(5,106)	8,100	2,994

Eastern Europe	118					118	–	118

Middle East, Africa and Asia	339					339	–	339

Pacific	66					66	–	66

Associates - US	1,021					1,021	(6)	1,015

Associates - Other	390					390	–	390

EMAPA	1,934	308	215	1,411		1,934	(6)	1,928

Other	83	83	–	–	137	220	(1)	219

	(3,089)	(4,156)	(346)	1,413	137	(2,952)	8,093	5,141

Notes:

(1)               Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)               Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany and Italy amounting to £8,100 million offset by £6 million of non-operating income in relation to the Group’s associated undertakings and £1 million of other items

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses (continued)

Six months ended 30 September 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions(1) (£m)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	2,913					(25)	2,888	(56)	2,832

Italy	2,240					(22)	2,218	(3)	2,215

Spain	1,968					(58)	1,910	(1)	1,909

UK	2,568					(25)	2,543	(4)	2,539

Other Europe	2,437					(47)	2,390	(1)	2,389

Europe	12,126	9,892	2,240	(6)		(177)	11,949	(65)	11,884

Eastern Europe	618					–	618	(4)	614

Middle East, Africa and Asia	755					–	755	(5)	750

Pacific	636					–	636	(5)	631

EMAPA	2,009	1,383	632	(6)		–	2,009	(14)	1,995

Other	622	622	–	–	70	–	692	(23)	669

	14,757	11,897	2,872	(12)	70	(177)	14,650	(102)	14,548

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions(1) £m	Operating profit /(loss) £m	Other adjustments(2) £m	Adjusted operating profit £m

Adjusted operating profit

Germany	775					775	–	775

Italy	923					923	–	923

Spain	529					529	–	529

UK	320					320	–	320

Other Europe	(23)					(23)	515	492

Europe	2,524	1,598	923	3		2,524	515	3,039

Eastern Europe	90					90	–	90

Middle East, Africa and Asia	236					236	–	236

Pacific	58					58	–	58

Associates - US	772					772	–	772

Associates - Other	415					415	(19)	396

EMAPA	1,571	214	170	1,187		1,571	(19)	1,552

Other	38	38	–	–	153	191	–	191

	4,133	1,850	1,093	1,190	153	4,286	496	4,782

Notes:

(1)     Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)     Comprises impairment to the carrying value of goodwill relating to the mobile operations in Sweden amounting to £515 million offset by £19 million of non-operating income in relation to the Group’s associated undertakings

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses (continued)

Year ended 31 March 2006

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	5,754					(52)	5,702	(100)	5,602

Italy	4,363					(39)	4,324	(4)	4,320

Spain	3,995					(100)	3,895	(2)	3,893

UK	5,048					(50)	4,998	(10)	4,988

Other Europe	4,697					(78)	4,619	(3)	4,616

Europe	23,857	19,503	4,363	(9)		(319)	23,538	(119)	23,419

Eastern Europe	1,435					–	1,435	(14)	1,421

Middle East, Africa and Asia	1,784					–	1,784	(15)	1,769

Pacific	1,335					–	1,335	(14)	1,321

EMAPA	4,554	3,077	1,489	(12)		–	4,554	(43)	4,511

Other	1,320	1,320	–	–	145		1,465	(45)	1,420

	29,731	23,900	5,852	(21)	145	(319)	29,557	(207)	29,350

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions(1) £m	Operating (loss)/profit £m	Other adjustments(2) £m	Adjusted operating profit £m

Adjusted operating profit

Germany	(17,904)					(17,904)	19,400	1,496

Italy	(1,928)					(1,928)	3,600	1,672

Spain	968					968	–	968

UK	698					698	–	698

Other Europe	466					466	512	978

Europe	(17,700)	(15,777)	(1,928)	5		(17,700)	23,512	5,812

Eastern Europe	176					176	–	176

Middle East, Africa and Asia	523					523	–	523

Pacific	140					140	–	140

Associates – US	1,732					1,732	–	1,732

Associates – Other	683					683	(17)	666

EMAPA	3,254	472	367	2,415		3,254	(17)	3,237

Other	147	139	–	8	215	362	(12)	350

	(14,299)	(15,166)	(1,561)	2,428	215	(14,084)	23,483	9,399

Notes:

(1)     Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)     Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

3       Impairment losses

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Germany	6,700	–	19,400
Italy	1,400	–	3,600
Sweden	–	515	515
	8,100	515	23,515

The carrying value of goodwill of the Group’s operations in Germany and Italy, with each representing a reportable segment, has been impaired following a test for impairment triggered by an increase in long term interest rates and increased price competition in the German market along with continued regulatory pressures.  The increase in long term interest rates, which led to higher discount rates, resulted in a reduction in value of £3.7 billion.  The impairment losses were based on value in use calculations using pre-tax risk adjusted discount rates and are recognised in the income statement, as a separate line item within operating profit.  The carrying values of the Group’s operations in Germany and Italy equal their respective amounts at 30 September 2006 and consequently, any adverse change in a key assumption may cause a further impairment loss to be recognised.

Key assumptions

The following assumptions have been used in determining the value in use:

	Germany		Italy
	30 September 2006%	31 March 2006%	30 September 2006%	31 March 2006%

Pre-tax risk adjusted discount rate	10.4	10.1	10.9	10.1
Budgeted EBITDA(1)	(5.1)	0.3	(0.7)	(1.8)
Budgeted capital expenditure(2)	7.7 – 7.4	9.3 – 9.0	9.8 – 8.5	13.4 – 8.5
Long term growth rate	1.1	1.1	1.5	1.5

Notes:

(1)  Compound annual growth in the initial five years of the Group’s approved financial plans

(2)  Range of capital expenditure as a percentage of revenue in the initial five years of the Group’s approved financial plans

4       Taxation

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

United Kingdom corporation tax (credit)/charge at 30% (2005: 30%):
Current year	–	41	169
Adjustments in respect of prior years	(39)	–	(15)

Overseas corporation tax:
Current year	2,084	1,018	2,077
Adjustments in respect of prior years	(162)	(134)	(418)

Total current tax charge	1,883	925	1,813

Deferred tax:
United Kingdom deferred tax	(50)	218	444
Overseas deferred tax	(615)	139	123

Deferred tax (credit)/charge	(665)	357	567

Total tax charge	1,218	1,282	2,380

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

5                     (Loss)/earnings per share

	Six months to 30 September	Six months to 30 September 2005	Year ended 31 March
	2006		2006
Weighted average number of shares for basic (loss)/earnings per share (millions)	57,515	63,694	62,607
Weighted average number of shares for diluted (loss)/earnings per share (millions)(1)	57,515	63,842	62,607

Basic (loss)/earnings per share from continuing operations	(8.02)p	4.07p	(27.66)p
Diluted (loss)/earnings per share from continuing operations	(8.02)p	4.06p	(27.66)p

Basic (loss)/earnings per share on (loss)/profit for the period	(8.88)p	4.36p	(35.01)p
Diluted (loss)/earnings per share on (loss)/profit for the period	(8.88)p	4.35p	(35.01)p

Adjusted basic earnings per share	5.98p	5.08p	10.11p
Adjusted diluted earnings per share(1)	5.97p	5.07p	10.08p

	Six months to 30 September 2006	Six months to 30 September 2005 £m	Year ended 31 March 2006
	£m		£m
Amounts attributable to equity shareholders:
(Loss)/profit for the period	(5,105)	2,775	(21,916)
Loss/(profit) from discontinued operations	494	(185)	4,598
(Loss)/profit for (loss)/earnings per share from continuing operations	(4,611)	2,590	(17,318)
Adjustments:

- Share of associated undertakings’ non-operating income	(6)	(19)	(17)
- Impairment losses	8,100	515	23,515
- Other income and expense	(1)	–	(15)
- Non-operating income and expense	(10)	–	2
- Changes in the fair value of equity put rights and similar arrangements(2)(3)	(21)	151	161
- Foreign exchange(3)(4)	(8)	–	–
- Tax on items not related to underlying business performance	(2)	–	–

Profit for adjusted earnings per share	3,441	3,237	6,328

Notes:

(1)        In the six months ended 30 September 2006, 140 million (year ended 31 March 2006: 183 million) shares have been excluded from the calculation of the weighted average number of shares as they are anti dilutive.  The weighted average number of shares for adjusted diluted earnings per share from continuing operations was 57,655 million (31 March 2006: 62,790 million), including the 140 million (31 March 2006: 183 million) shares.

(2)        Comprises the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany.

Following the sale of 16.9% of Vodafone Egypt to Telecom Egypt in preceding periods, the Group signed a shareholder agreement with Telecom Egypt setting out the basis under which the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt to a newly formed company to be 50% owned by each party.  Within this shareholder agreement, Telecom Egypt was granted a put option over its entire interest in Vodafone Egypt giving Telecom Egypt the right to put its shares back to the Group at deemed fair value.  In the 2006 financial year, the shareholder agreement between Telecom Egypt and Vodafone expired and the associated rights and obligations contained in the shareholder agreement terminated, including the aforementioned put option.  However, the original shareholders agreement contained an obligation on both parties to use reasonable efforts to renegotiate a revised shareholder agreement for their direct shareholding in Vodafone Egypt on substantially the same terms as the original agreement.  During the period, the parties agreed to abandon such efforts and as such the financial liability relating to the initial shareholder agreement was released from the Group’s balance sheet.  Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt.  For the period ended 30 September 2006, a credit of £34 million was recognised.

The capital structure of Arcor provides all partners, including Vodafone, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partner has been recognised as a financial liability. Fair value movements are determined by reference to a calculation of enterprise value of the partnership. For the period ended 30 September 2006, a charge of £13 million was recognised. The valuation of this financial liability is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of the Group.

(3)        Changes in the fair value of equity put rights and similar arrangements and foreign exchange are included in investment income and financing costs.

(4)        Comprises the foreign exchange reflected in the income statement in relation to certain intercompany balances, and the foreign exchange on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

6                     Dividends

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Equity dividends on ordinary shares:

Declared and paid during the period:

Final dividend for the year ended 31 March 2006: 3.87 pence per share (2005: 2.16 pence per share)	2,328	1,395	1,386
Interim dividend for the year ended 31 March 2006: 2.20 pence per share	–	–	1,367

	2,328	1,395	2,753

Proposed or declared but not recognised as a liability:

Final dividend for the year ended 31 March 2006: 3.87 pence per share	–	–	2,327

Interim dividend for the year ended 31 March 2007: 2.35 pence per share (2006: 2.20 pence per share)	1,238	1,376	-

7                     Cash flow information

Reconciliation of net cash flows from operating activities:	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

(Loss)/profit for the period from continuing operations	(4,548)	2,629	(17,233)
(Loss)/profit for the period from discontinued operations	(491)	189	(4,588)
Adjustments(1):
Tax on (loss)/profit	1,088	1,289	2,520
Depreciation and amortisation	2,488	2,871	5,834
Loss on disposal of property, plant and equipment	19	35	88
Share of result in associated undertakings	(1,413)	(1,187)	(2,428)
Impairment losses	8,100	515	28,415
Other income and expense	(1)	–	(15)
Non operating income and expense	(10)	(1)	2
Investment income	(425)	(169)	(353)
Financing costs	805	540	1,123
Loss on disposal of discontinued operations	747	–	–

Operating cash flows before movements in working capital	6,359	6,711	13,365
(Increase)/decrease in inventory	(92)	(85)	23
(Increase)/decrease in trade and other receivables	(868)	(207)	54
Increase in payables	793	332	81

Cash generated by operations	6,192	6,751	13,523

Tax paid	(1,217)	(667)	(1,682)

Net cash flows from operating activities	4,975	6,084	11,841

Note:

(1)        Adjustments includes amounts relating to continuing and discontinued operations

Cash flows from discontinued operations:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Net cash flows from operating activities	135	857	1,651
Net cash flows from investing activities	(266)	(405)	(939)
Net cash flows from financing activities	(29)	(452)	(536)
Net (decrease)/increase in cash and cash equivalents	(160)	–	176
Cash and cash equivalents at the beginning of the period	161	4	4
Exchange loss on cash and cash equivalents	(1)	–	(19)
Cash and cash equivalents at the end of the period	–	4	161

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

8                      Acquisitions

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri (“Telsim”) from the Turkish Savings and Deposit Insurance Fund for consideration of approximately US$4.7 billion.  In addition to the consideration price, the Group is due to pay US$0.4 billion of VAT, which is recoverable against Telsim’s future VAT liabilities.  The Group did not acquire Telsim’s liabilities, other than certain minor employee-related liabilities and outstanding service credits to be fulfilled.  The initial purchase price allocation has been determined to be provisional pending the completion of the final valuation of the fair value of assets acquired.  The transaction has been accounted for by the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets	13	846	859
Property, plant and equipment	168	–	168
Inventory	2	–	2
Trade and other receivables	178	–	178
Trade and other payables	(252)	–	(252)

	109	846	955

Goodwill			1,606

Total consideration (including £30 million of directly attributable costs)			2,561

Of the £2,561 million total consideration, the Group had paid £2,547 million at 30 September 2006.

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Telsim.

Results of the acquired business and assets have been consolidated in the income statement from the date of acquisition, 24 May 2006.

The following unaudited pro forma summary presents the Group as if Telsim had been acquired on 1 April 2006 or 1 April 2005, respectively. The pro forma amounts include the results of Telsim, amortisation of the acquired intangibles assets recognised on acquisition and the interest expenses on debt issued as a result of the acquisition. The pro forma amounts do not include any possible synergies from mergers and acquisitions. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Six months to 30 September 2006 £m		Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Revenue	15,736		14,777	29,822

(Loss)/profit for the period	(5,097)		2,628	(22,281)

(Loss)/profit attributable to equity shareholders	(5,163)		2,585	(22,376)

Basic (loss)/earnings per share	(8.98)	p	4.06p	(35.74)p

Diluted (loss)/earnings per share	(8.98)	p	4.05p	(35.74)p

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

9                      Disposals

Japan – Vodafone K.K.

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank.  The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion).  In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan.  SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion).  Vodafone K.K. represented a separate geographical area of operation and, on this basis, Vodafone K.K. was treated as a discontinued operation in Vodafone Group Plc’s Annual Report for the year ended 31 March 2006.

A loss of £0.7 billion arose on the disposal, being the proceeds less the carrying amount of Vodafone K.K.’s net assets and attributable goodwill together with cumulative exchange difference transferred to the income statement on disposal.

£m
Net assets disposed:
Intangible assets	3,972
Property, plant and equipment	4,562
Inventory	148
Trade and other receivables	1,147
Deferred tax assets	391
Cash and cash equivalents	124
Short and long term borrowings	(674)
Trade and other payables(1)	(2,382)
7,288
Minority interests	(87)
Net assets disposed	7,201

Total consideration	7,245
Other effects: transfer of foreign exchange differences to the income statement on disposal	(794)
Other effects: other	3
Loss on disposal	(747)

Net cash inflow arising on disposal:
Cash consideration	6,141
Cash to repay intercompany debt	793
Cash and cash equivalents disposed	(124)
6,810

Note:

(1)        Includes £793 million of intercompany debt

Analysis of loss from discontinued operations

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Service revenue	376	2,704	5,264
Equipment revenue	144	1,000	2,004
Segment revenue	520	3,704	7,268
Eliminations	–	(1)	(2)
Net revenue	520	3,703	7,266
Operating expenses	(402)	(2,899)	(5,667)
Depreciation and amortisation(1)	–	(613)	(1,144)
Impairment loss	–	–	(4,900)
Operating profit/(loss)	118	191	(4,445)
Non-operating income and expense	–	1	–
Net financing income/(costs)	8	4	(3)
Profit/(loss) before taxation from discontinued operations	126	196	(4,448)
Taxation related to performance of discontinued operations	(15)	(7)	7
Loss on disposal(2)	(747)	–	–
Taxation relating to classification of the discontinued operations	145	–	(147)
(Loss)/profit from discontinued operations(3)	(491)	189	(4,588)

Basic (loss)/earnings per share from discontinued operations	(0.86)p	0.29p	(7.35)p
Diluted (loss)/earnings per share from discontinued operations	(0.86)p	0.29p	(7.35)p

Notes:

(1)        Including gains and losses on disposal of fixed assets

(2)        Includes £794 million of foreign exchange differences transferred to the income statement on disposal

(3)        Amount attributable to equity shareholders for the six months ended 30 September 2006 was £(494) million (30 September 2005: £185 million; 31 March 2006: £(4,598) million)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

10               Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid in capital £m	Capital redemption reserve £m

1 April 2005	4,286	52,284	(5,121)	100,081	–

Issue of new shares	6	110	–	(37)	–
Purchase of treasury shares	–	–	(2,802)	–	–
Own shares released on vesting of share awards	–	7	315	(7)	–
Share-based payment charge, inclusive of tax credit of £4 million	–	–	–	63	–

30 September 2005	4,292	52,401	(7,608)	–	100,100

Issue of new shares	1	42	–	(7)	–
Purchase of treasury shares	–	–	(3,698)	–	–
Own shares released on vesting of share awards	–	1	55	(1)	–
Cancellation of treasury shares	(128)	–	3,053	–	128
Share-based payment charge, inclusive of tax credit of £5 million	–	–	–	60	–

31 March 2006	4,165	52,444	(8,198)	100,152	128

Issue of new shares	1	25	–	(7)	–
Own shares released on vesting of share awards	–	–	45	–	–
Share consolidation	–	(9,026)	–	–	–
‘B’ share capital redemption	–	–	–	–	5,707
‘B’ share preference dividend	–	–	–	–	3,286
Share-based payment charge, inclusive of tax charge of £3 million	–	–	–	46	-

30 September 2006	4,166	43,443	(8,153)	100,191	9,121

11               Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions Reserve £m	Available-for- sale investments reserve £m	Asset revaluation surplus £m	Total £m

1 April 2005	1,521	(79)	339	–	1,781

Gains arising in the period	437	–	574	–	1,011
Tax effect	–	–	(2)	–	(2)

30 September 2005	1,958	(79)	911	–	2,790

Gains/(losses) arising in the period	1,049	(43)	136	112	1,254
Transfer to the income statement on disposal of foreign operations	36	–	–	–	36
Tax effect	–	13	(3)	–	10

31 March 2006	3,043	(109)	1,044	112	4,090

(Losses)/gains arising in the period	(3,279)	26	641	–	(2,612)
Transfer to the income statement on disposal of foreign operations	794	–	–	–	794
Tax effect	–	(8)	–	–	(8)

30 September 2006	558	(91)	1,685	112	2,264

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

12               Movement in retained losses

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

1 April	(67,356)	(39,511)	(39,511)

(Loss)/profit for the period	(5,105)	2,775	(21,916)
Dividends	(2,328)	(1,395)	(2,753)
Gain on expiration of equity put right	142	–	–
Loss on reissue of treasury shares	(16)	(73)	(123)
Cancellation of shares	–	–	(3,053)
‘B’ share capital redemption	(5,707)	–	–
‘B’ share preference dividend	(3,286)	–	–

30 September / 31 March	(83,656)	(38,204)	(67,356)

13               Related party transactions

Transactions between the Company and its subsidiaries, joint ventures and associates represent related party transactions. Transactions with subsidiaries have been eliminated on consolidation. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation. Except as disclosed below, no material related party transactions have been entered into, during the period, which might reasonably affect any decisions made by users of these Interim Consolidated Financial Statements.

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m
Transactions with associated undertakings:

- Sales of goods and services	160	153	288

- Purchase of goods and services	163	186	268

Amounts owed to joint ventures included within short-term borrowings	575	770	378

In the six months ended 30 September 2006, the Group made contributions to defined benefit pension schemes of £30 million (six months ended 30 September 2005: £24 million, year ended 31 March 2006: £85 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report for the year ending 31 March 2007.

14               Other matters

Contingent liabilities

There have been no material changes to the Group’s contingent liabilities relating to performance bonds and credit guarantees in the six months ended 30 September 2006.  There have been no changes to any legal or arbitration proceedings involving the Group in the six months ended 30 September 2006 which are expected to have, or have had, a material effect on the financial position or profitability of the Group.

Seasonality or cyclicality of interim operations

The Group’s financial results and cash flows have, historically, been subject to seasonal trends between the first and second half of the financial year.  Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year and increased acquisition costs. Ongoing airtime revenue also demonstrates signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers.  There is no assurance that these trends will continue in the future.

14     Other matters (continued)

Events after the balance sheet date

On 25 August 2006, the Group announced the sale of its 25% interest in Proximus, the Group’s associated undertaking in Belgium, for consideration of €2.0 billion.  The sale completed on 3 November 2006.

On 8 November 2006, the Group announced its intention to launch a tender offer for an additional 4.9% of the shares in Vodafone Egypt for a maximum possible consideration of approximately £108 million.  Telecom Egypt has given an irrevocable undertaking to accept the tender in respect of at least 3.97% and up to 4.69% of the shares in Vodafone Egypt.  If fully accepted, this tender offer will take Vodafone’s shareholding in its Egyptian subsidiary to 55%, with a further 45% held by Telecom Egypt.  Subject to regulatory approvals, the tender offer is expected to be launched later in November 2006.

Changes in estimates

There has been no material changes in estimates of amounts reported in the six months ended 30 September 2006 or in the prior financial year.

Issuances and repayment of debt

See “Cash Flows and Funding” on pages 19 to 20 for details of issuances and repayment of debt.

15     Summary of differences between IFRS and US GAAP

The unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  The following is a summary of the effects of the adjustments from IFRS to US GAAP.  Financial information as at 30 September 2005 and for the six months then ended has been adjusted for the adoption of SFAS No 123 (Revised 2004).

	30 September 2006 £m	30 September 2005 (Adjusted) £m	31 March 2006 £m

Revenue (IFRS)	15,594	14,548	29,350

Items (decreasing)/increasing revenue:
Discontinued operations	(31)	(536)	(944)
Basis of consolidation	(3,139)	(2,821)	(5,756)
Connection revenue	170	598	1,106

Revenue (US GAAP)	12,594	11,789	23,756

(Loss)/profit for the period (IFRS)	(5,039)	2,818	(21,821)

Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(733)	(2,426)	(1,230)
Connection revenue and costs	2	6	10
Goodwill and other intangible assets	(6,681)	(7,191)	(14,299)
Impairment losses	6,700	(368)	15,377
Amortisation of capitalised interest	(54)	(54)	(108)
Interest capitalised during the period	23	15	36
Other	670	47	(42)
Income taxes	2,650	2,600	8,902
Minority interests	(66)	(43)	(95)

Net loss (US GAAP)	(2,528)	(4,596)	(13,270)

Total equity (IFRS)	67,573	113,656	85,312

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	(2,883)	(3,340)	(2,287)
Connection revenue and costs	(3)	(9)	(5)
Goodwill and other intangible assets	32,232	23,824	32,552
Capitalised interest	1,382	1,490	1,443
Other	60	207	210
Income taxes	(25,382)	(36,229)	(30,354)
Minority interests	(197)	115	113

Shareholders’ equity (US GAAP)	72,782	99,714	86,984

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 15.  We have read the other information contained in the Interim Consolidated Financial Statements and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board.   Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Interim Consolidated Financial Statements, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Interim Consolidated Financial Statements in accordance with the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.  Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Deloitte & Touche LLP

Chartered Accountants

London

14 November 2006

Note:    A review does not provide assurance on the maintenance and integrity of the Company’s website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information once first published.  These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.  Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

PROPORTIONATE FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Basis of preparation

The tables of financial information below are presented on a proportionate basis from continuing operations.  Proportionate presentation is not a measure recognised under IFRS and is not intended to replace the full year results prepared in accordance with IFRS.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the full year results prepared in accordance with IFRS.

IFRS requires consolidation of entities which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures.  IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

The proportionate presentation, below, is a pro rata consolidation, which reflects the Group’s share of revenue and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures.

Proportionate information includes results from the Group’s equity accounted investments and other investments.  The Group may not have control over the revenue, expenses or cash flows of these investments and may only be entitled to cash from dividends received from these entities.

Group proportionate revenue is stated net of intercompany revenue.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA.  As such, proportionate EBITDA does not represent EBITDA available to the Group.

Reconciliation of proportionate revenue to statutory revenue

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Proportionate revenue	21,897	20,315	41,355
Minority share of revenue in subsidiary undertakings	420	322	666
Group share of revenue in associated undertakings and other investments	(6,723)	(6,089)	(12,671)

Statutory revenue	15,594	14,548	29,350

Reconciliation of proportionate EBITDA to operating (loss)/profit for the period

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Proportionate EBITDA	8,786	8,155	16,380
Minority share of EBITDA in subsidiary undertakings	145	101	224
Group’s share of EBITDA in associated undertakings and other investments	(2,689)	(2,349)	(4,838)
Group EBITDA	6,242	5,907	11,766
Charges for depreciation and amortisation	(2,491)	(2,261)	(4,709)
Loss on disposal of property, plant and equipment	(17)	(35)	(69)
Share of results in associated undertakings	1,413	1,190	2,428
Impairment losses	(8,100)	(515)	(23,515)
Other income and expense	1	–	15

Operating (loss)/profit	(2,952)	4,286	(14,084)

OTHER INFORMATION

1)                   Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)                   This interim results announcement will be available on the Vodafone Group Plc website, www.vodafone.com, from 14 November 2006.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Video interviews with Arun Sarin, Chief Executive, and Andy Halford, Chief Financial Officer, are available from midday on www.vodafone.com and www.cantos.com and are also available in audio and transcript from the Company’s registered office.

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Office, Vodafone At Home, Vodafone Zuhause, Vodafone Casa,  Oficina Vodafone, Vodafone Simply, Vodafone Passport, Stop the Clock and Vodafone Radio DJ are trademarks of the Vodafone Group.  Other product and company names mentioned herein may be the trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties;  the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; anticipated benefits to the Group from core cost reduction programmes, outsourcing, supply chain management and IT operations initiatives; anticipated benefits to the Group of the Mobile Plus strategy; growth in customers and usage, including improvements in customer mix; future performance, including revenue, average revenue per user (“ARPU”), cash flows, costs, capital expenditure, capitalised fixed asset additions and margins; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; the management of the Group’s portfolio; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MVNOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services, including mobile internet platforms, 3G, Vodafone live!, Vodafone Radio DJ and other products and services, will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; a lower than expected impact of GPRS, 3G, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll-out and scope of 3G technology, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its One Vodafone and outsourcing initiatives; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook — Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2006.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.  No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information

Group EBITDA	Operating profit/(loss)	Proportionate financial information on page 37

Adjusted operating profit	Operating profit/(loss)	Business review on page 7

Adjusted profit before tax	Profit/(loss) before tax	Financial update on page 17

Adjustedprofit for the period attributable to equity shareholders	Profit/(loss) for the period attributable to equity shareholders	Note 5 on page 29

Adjusted earnings per share	Earnings/(loss) per share	Note 5 on page 29

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding on page 19

Free cash flow	Net cash flows from operating activities	Cash flows and funding on page 19

Net debt	Borrowings	Cash flows and funding on page 19

Proportionate revenue	Statutory revenue	Proportionate financial information on page 37

Proportionate EBITDA	Operating profit/(loss)	Proportionate financial information on page 37

Adjusted effective tax rate	Tax on profit/(loss) as a percentage of profit/(loss) before taxation	Financial update on page 17

DEFINITION OF TERMS

Term	Definition

3G broadband	3G services enabled with High Speed Downlink Packet Access (“HSDPA”) technology which enables data transmission speeds of up to 2 megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who pays a monthly fee or has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Change at constant exchange rates

Changes relating to one country are calculated based on local currency amounts in both periods.  For changes relating to multiple countries, calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks

The networks include the Group’s mobile operating subsidiaries and joint ventures.  Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications.  Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging, fixed line and DSL.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

DSL	A Digital Subscriber Line which is a fixed line enabling data to be transmitted at high speeds.

HSDPA	High Speed Downlink Packet Access is a wireless technology enabling data transmission speeds of up to 2 megabits per second.

ISDN

An Integrated Service Digital Network which can be used for sending voice, video and data over digital telephone lines or normal telephone wires and supports data transfer rates of 64 kilobits per second.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net debt	Long-term borrowings, short-term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis.  Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings.  Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period are restated at the current period’s ownership level.  Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets.  Organic growth for proportionate results is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years.

Partner Markets

Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Purchased licence amortisation

Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group or existing on recognition through business combination accounting, and such fees recognised by an acquiree prior to acquisition.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

REGIONAL ANALYSIS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

	Revenue		EBITDA		Adjusted operating profit		Capitalised fixed asset additions		Free cash flow(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	2,827	2,913	1,263	1,353	724	775	198	296	990	1,090
Italy(2)	2,174	2,240	1,128	1,207	839	923	184	191	878	1,024
Spain	2,268	1,968	813	721	585	529	213	183	432	438
UK	2,549	2,568	785	781	318	320	305	265	393	396
Greece	636	625	250	241	167	164	74	59	160	152
Netherlands	600	604	176	185	102	106	50	52	136	117
Portugal	466	452	168	146	107	84	44	53	101	48
Other	519	762	225	277	152	138	55	102	146	142
Intra-region revenue	(209)	(183)	—	—	—	—	—	—	—	—
Total Europe	11,830	11,949	4,808	4,911	2,994	3,039	1,123	1,201	3,236	3,407

EMAPA
Romania(3)	355	213	175	105	68	40	82	50	121	74
Turkey(4)	283	—	65	—	(18)	—	36	—	134	—
Egypt	355	255	198	141	155	98	66	56	137	101
South Africa(2)	727	454	261	164	152	122	92	81	139	64
Pacific	666	636	165	167	66	58	104	137	61	28
Other subsidiaries	397	298	120	88	41	25	77	68	72	41
Other joint ventures(2)	294	153	116	66	59	41	101	40	27	33
United States	—	—	—	—	1,015	772	—	—	—	—
Other Associates	—	—	—	—	390	396	—	—	—	—
Intra-region revenue	(2)	—	—	—	—	—	—	—	—	—
Total EMAPA	3,075	2,009	1,100	731	1,928	1,552	558	432	691	341

Common functions	86	70	208	182	136	153	67	53	110	37
Other operations	706	622	126	83	83	38	76	64	(16)	(24)
Inter-region revenue	(103)	(102)	—	—	—	—	—	—	—	—

Total Group	15,594	14,548	6,242	5,907	5,141	4,782	1,824	1,750	4,021	3,761

Net interest paid									(186)	(165)
Tax paid									(1,217)	(698)
Dividends received and other									337	354
Free cash flow
– Continuing operations									2,955	3,252
– Discontinued operations(5)									(8)	443
									2,947	3,695

Notes:

(1)     For the Group’s operating companies, common functions and other operations, the cash flows presented reflect operating free cash flow

(2)     The results of joint ventures have been included using proportionate consolidation

(3)     Includes periods in the 2006 financial year where accounted for as a joint venture

(4)     Presents the results from 24 May 2006, being the date of acquisition

(5)     Discontinued operations represent Vodafone Japan

See page 40 for use of non-GAAP financial information and page 41 for definition of terms

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2006 TO 30 SEPTEMBER 2006

		QUARTER TO 30 JUNE 2006 (RESTATED)				QUARTER TO 30 SEPTEMBER 2006
COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 1 APR 2006	NET ADDITIONS	OTHER MOVEMENTS (2)	AT 30 JUN 2006	NET ADDITIONS	OTHER MOVEMENTS (3)	AT 30 SEP 2006	PREPAID (4)
	( %)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	( %)
Europe:
Germany	100.0%	29,191	253	-	29,444	178	-	29,622	53.2%
Italy	76.9%	18,490	69	-	18,559	778	-	19,337	92.2%
Spain	100.0%	13,521	428	-	13,949	659	(584)	14,024	46.3%
UK	100.0%	16,304	(119)	-	16,185	102	-	16,287	60.1%
Albania	99.9%	772	19	-	791	77	-	868	96.9%
Greece	99.9%	4,471	162	3	4,636	119	-	4,755	67.6%
Ireland	100.0%	2,075	15	-	2,090	29	-	2,119	73.7%
Malta	100.0%	175	2	-	177	7	-	184	89.9%
Netherlands	99.9%	3,909	(28)	-	3,881	13	-	3,894	50.3%
Portugal	100.0%	4,276	90	-	4,366	216	(145)	4,437	79.5%
Total Europe		93,184	891	3	94,078	2,178	(729)	95,527	65.6%

EMAPA:
Subsidiaries:
Australia	100.0%	3,177	(37)	-	3,140	50	-	3,190	73.2%
Czech Republic	100.0%	2,214	49	-	2,263	48	-	2,311	46.9%
Egypt	50.1%	3,314	237	-	3,551	423	-	3,974	91.7%
Hungary	100.0%	2,063	(39)	-	2,024	26	-	2,050	65.1%
New Zealand	100.0%	2,068	32	-	2,100	11	-	2,111	76.3%
Romania	100.0%	6,384	351	-	6,735	420	-	7,155	66.4%
Turkey	100.0%	-	381	10,930	11,311	870	-	12,181	90.3%
		19,220	974	10,930	31,124	1,848	-	32,972	79.6%
Joint Ventures:
Fiji	49.0%	101	7	-	108	14	-	122	94.8%
India	10.0%	1,958	366	-	2,324	382	-	2,706	85.5%
Kenya	35.0%	1,380	118	-	1,498	127	-	1,625	98.2%
Poland	19.6%	1,918	125	-	2,043	139	-	2,182	58.4%
South Africa(5)	50.0%	10,968	1,011	(225)	11,754	1,117	(966)	11,905	89.0%
		16,325	1,627	(225)	17,727	1,779	(966)	18,540	83.3%

Affiliates:
United States(6)	44.4%	23,530	807	4	24,341	850	-	25,191	5.3%
Other(7)		18,312	489	-	18,801	537	-	19,338	74.8%
Total		41,842	1,296	4	43,142	1,387	-	44,529	64.2%

Total EMAPA		77,387	3,897	10,709	91,993	5,014	(966)	96,041	68.1%

Total		170,571	4,788	10,712	186,071	7,192	(1,695)	191,568	67.7%

Notes:

(1)     All ownership percentages are stated as at 30 September 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India, where the Group’s 10% economic interest represents a 5.6% direct interest in Bharti Airtel Limited and a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Airtel Limited.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)     Other movements for the quarter ended 30 June 2006 represent the acquisition of minority interests in Vodafone Greece, Vodafone Albania, the acquisition of substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey, the indirect acquisition of a 0.1% interest in Vodacom Group (Pty) Limited in South Africa and the change in the application of disconnection policies in South Africa.  Following a review of the acquired operations in Turkey, the number of customers at the date of acquisition has been decreased by 0.7 million and customer numbers for the quarter ended 30 June 2006 have been restated accordingly.

(3)     Other movements for the quarter ended 30 September 2006 represents the change in application of disconnection policies in Spain, Portugal and South Africa.

(4)     Prepaid customer percentages are calculated on a venture basis.  At 30 September 2006, there were 577.4 million venture customers.

(5)     Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

(6)     The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 September 2006.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

(7)     On 25 August 2006 the Group announced its intention to sell its interests in Belgium with the effect that at 30 September 2006 it was classified as an asset held for resale with customer numbers frozen at that date. The sale was completed on 3 November 2006.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

	QUARTER TO 30 JUNE 2006			QUARTER TO 30 SEPTEMBER 2006
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 30 JUN 2006	NET ADDITIONS	AT 30 SEP 2006
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	6,214	(20)	6,194	47	6,241
Italy(1)	4,097	246	4,343	385	4,728
Spain	5,514	537	6,051	541	6,592
UK	4,181	195	4,376	96	4,472
Other	4,229	404	4,633	254	4,887
Total Europe	24,235	1,362	25,597	1,323	26,920

Total EMAPA	2,835	761	3,596	176	3,772

Group Statutory Total(2)	27,070	2,123	29,193	1,499	30,692

Notes:

(1)  Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

(2)  The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. At 30 September 2006 there were an additional 6.8 million (30 June 2006: 6.5 million, 31 March 2006: 5.9 million) registered Vodafone live! venture customers in the Group’s associated undertakings.

3G DEVICES

	QUARTER TO 30 JUNE 2006			QUARTER TO 30 SEPTEMBER 2006
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 30 JUN 2006	NET ADDITIONS	AT 30 SEP 2006
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	2,025	312	2,337	387	2,724
Italy(1)	2,250	207	2,457	373	2,830
Spain	902	320	1,222	517	1,739
UK	1,033	195	1,228	120	1,348
Other	1,230	176	1,406	320	1,726
Total Europe	7,440	1,210	8,650	1,717	10,367

Total EMAPA	281	120	401	135	536

Group Statutory Total(2)	7,721	1,330	9,051	1,852	10,903

Consumer devices	7,061	1,178	8,239	1,658	9,897

Business devices	660	152	812	194	1,006

	7,721	1,330	9,051	1,852	10,903

Notes:

(1)  Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.

(2)  The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. At 30 September 2006 there were an additional 2.3 million (30 June 2006: 2.0 million, 31 March 2006: 1.7 million) Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card devices in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006	30 SEPTEMBER 2006

Europe:

Germany	Total	24.3	24.4	22.9	21.5	22.1	22.4
(EUR)	Contract	39.8	41.0	38.8	37.2	38.4	39.0
	Prepaid	9.2	9.0	8.3	7.5	7.6	7.6

Italy	Total	30.4	29.9	27.7	26.4	27.6	27.1
(EUR)	Contract	79.4	75.0	73.7	71.0	72.6	68.0
	Prepaid	25.8	25.9	23.5	22.2	23.3	23.2

Spain	Total	36.2	37.7	35.3	33.3	35.3	36.4
(EUR)	Contract	58.5	60.7	56.3	52.8	54.8	55.2
	Prepaid	15.4	16.2	15.0	13.9	15.0	15.4

UK	Total	24.6	25.1	23.8	22.7	23.7	24.5
(GBP)	Contract	46.5	47.9	44.8	43.9	45.2	46.5
	Prepaid	9.5	9.9	9.5	8.8	8.9	9.4

Albania	Total	2,255	2,534	2,259	2,098	2,122	2,311
(ALL)	Contract	18,783	19,815	18,499	16,777	17,240	17,941
	Prepaid	1,680	1,936	1,701	1,593	1,606	1,782

Greece	Total	32.2	34.2	31.3	29.8	31.1	31.0
(EUR)	Contract	65.1	69.7	64.2	61.5	65.6	66.8
	Prepaid	15.1	15.7	14.1	13.4	13.7	13.4

Ireland	Total	51.4	53.1	50.2	48.6	48.8	46.9
(EUR)	Contract	101.9	107.8	99.9	99.3	102.8	99.4
	Prepaid	32.1	32.6	31.6	30.0	29.3	28.0

Malta	Total	14.0	16.2	13.0	12.1	14.7	16.6
(MTL)	Contract	74.6	91.4	61.8	54.4	72.3	87.1
	Prepaid	7.4	7.8	7.3	6.9	7.4	7.9

Netherlands	Total	37.1	36.6	34.5	33.6	35.7	36.9
(EUR)	Contract	69.5	68.6	64.7	61.3	63.5	64.6
	Prepaid	11.3	11.0	9.8	9.2	10.1	10.4

Portugal	Total	26.4	27.1	24.0	23.3	23.5	24.4
(EUR)	Contract	67.3	69.8	61.9	62.4	62.2	62.8
	Prepaid	14.3	14.7	13.4	12.9	13.0	13.9

EMAPA Subsidiaries:

Australia	Total	47.8	48.2	51.4	47.9	49.4	52.4
(AUD)	Contract	92.8	93.6	94.3	92.0	92.7	96.4
	Prepaid	26.7	31.1	35.0	32.0	33.9	36.2

Czech Republic	Total	680	679	679	644	674	670
(CZK)	Contract	1,029	1,017	1,015	951	978	966
	Prepaid	340	342	337	311	331	334

Egypt	Total	91.4	89.4	74.1	79.0	79.4	88.1
(EGP)	Contract	268.6	283.9	274.1	289.3	292.1	309.7
	Prepaid	60.7	62.4	52.0	56.0	57.1	66.7

Hungary	Total	5,321	5,153	4,885	4,647	5,066	5,339
(HUF)	Contract	11,302	11,264	9,666	8,809	9,129	9,097
	Prepaid	3,391	3,046	3,043	2,887	3,125	3,359

New Zealand	Total	50.7	51.0	51.2	51.2	46.6	46.6
(NZD)	Contract	138.9	139.7	137.2	138.5	126.1	125.3
	Prepaid	25.9	25.6	25.9	25.7	23.2	22.5

Turkey(1)	Total	N/A	N/A	N/A	N/A	N/A	16.5
(TRY)	Contract	N/A	N/A	N/A	N/A	N/A	31.4
	Prepaid	N/A	N/A	N/A	N/A	N/A	14.8

Romania	Total	14.9	15.9	15.4	13.9	15.2	15.9
(USD)	Contract	30.2	31.1	29.5	27.0	29.5	30.8
	Prepaid	6.3	7.1	7.0	6.0	6.7	7.3

Note:

(1)  On 24 May 2006 the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey.  As a result, average monthly revenue per user in the quarter has only been published with effect from the quarter ended 30 September 2006.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	QUARTER TO 30 SEPTEMBER 2006
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.2%	7.4%	21.6%

Italy(1)	13.6%	3.9%	17.5%

Spain	9.6%	5.1%	14.7%

UK	15.7%	6.0%	21.7%

Group Statutory Total(2)	13.3%	4.5%	17.8%

HISTORIC NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006	30 SEPTEMBER 2006

Germany	19.3%	19.5%	20.4%	21.7%	21.2%	21.6%

Italy(1)	14.9%	16.8%	17.4%	18.0%	17.3%	17.5%

Spain	13.7%	14.2%	14.8%	15.1%	15.7%	14.7%

UK	19.3%	19.7%	20.7%	21.3%	20.9%	21.7%

Group Statutory Total(2)	16.2%	16.6%	17.2%	17.8%	17.4%	17.8%

Notes:

(1)     Under IFRS, Vodafone Italy is treated as a joint venture.

(2)     Service revenue from the mobile telecommunications businesses excludes fixed line and DSL revenues.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006	30 SEPTEMBER 2006

Germany	Total	17.3%	19.7%	21.2%	22.6%	20.7%	22.1%
	Contract	13.1%	14.3%	16.8%	16.7%	14.6%	13.5%
	Prepaid	21.1%	24.6%	25.2%	27.7%	26.0%	29.5%

Italy	Total	17.3%	18.7%	19.1%	19.5%	20.8%	21.7%
	Contract	14.9%	14.5%	16.6%	14.5%	17.2%	13.6%
	Prepaid	17.5%	19.1%	19.3%	19.9%	21.1%	22.4%

Spain(1)	Total	21.7%	20.7%	20.6%	20.6%	20.5%	37.0%
	Contract	13.6%	12.5%	13.9%	14.1%	12.3%	13.4%
	Prepaid	29.0%	28.1%	26.9%	26.9%	28.9%	62.5%

UK	Total	32.4%	33.1%	31.9%	31.2%	32.8%	37.6%
	Contract	23.2%	21.6%	20.2%	21.2%	20.1%	18.8%
	Prepaid	38.3%	40.5%	39.5%	37.5%	40.9%	49.9%

Note:

(1)  The customer churn for Spain for the quarter ended 30 September 2006 includes the effect of 583,724 disconnections following a change in application of disconnection policies.  The underlying customer churn, excluding these disconnections, was 20.1%.

ACTIVE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006	30 SEPTEMBER 2006

Germany	93.0%	92.8%	91.5%	90.6%	90.6%	90.6%
Italy(2)	92.2%	92.8%	92.1%	91.2%	90.9%	90.4%
Spain	94.8%	95.0%	95.7%	94.3%	93.8%	98.5%
UK	88.8%	90.6%	90.8%	88.4%	85.7%	86.9%
Group Statutory Total(1)	91.3%	92.2%	92.1%	91.6%	91.0%	91.6%

Notes:

(1)  An active customer is defined as one who either pays a monthly fee or has made or received a chargeable event in the last 3 months. The Group’s subsidiary in Turkey and the Group’s joint ventures in India and Kenya are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)  Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006	30 SEPTEMBER 2006
Europe:
Germany	6,356	6,428	7,010	6,993	7,614	7,979
Italy(2)	7,173	7,164	7,521	7,746	7,687	8,050
Spain	5,648	5,859	5,966	6,362	6,978	7,533
UK	6,810	6,937	7,167	7,145	7,207	7,579
Albania	129	144	141	135	148	166
Greece	1,757	1,896	1,870	1,869	2,075	2,216
Ireland	1,263	1,279	1,302	1,289	1,380	1,422
Malta	42	47	43	43	49	55
Netherlands	1,697	1,601	1,755	1,733	1,820	1,711
Portugal	1,319	1,384	1,386	1,402	1,472	1,606
Sweden	688	681	753	-	-	-

Total Europe	32,882	33,420	34,914	34,717	36,430	38,317

EMAPA:
Subsidiaries
Australia	1,619	1,818	1,957	2,001	2,006	2,141
Czech Republic(3)	289	840	899	925	901	868
Egypt	1,979	2,341	2,278	2,442	2,869	3,462
Hungary	741	792	842	866	948	980
New Zealand	540	559	616	602	597	597
Romania(3)	525	1,754	1,931	1,914	1,873	2,059
Turkey(4)	-	-	-	-	-	6,451
	5,693	8,104	8,523	8,750	9,194	16,558
Joint Ventures	2,021	1,957	2,598	4,684	5,763	6,387
TOTAL EMAPA	7,714	10,061	11,121	13,434	14,957	22,945
Group Statutory Total	40,596	43,481	46,035	48,151	51,387	61,262

Notes:

(1)     The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)     MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

(4)     On 24 May 2006 the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. As a result, voice minutes in the quarter have only been published with effect from the quarter ended 30 September 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 15 , 2006	By:
	Name:	Stephen R. Scott
	Title:	Company Secretary